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Exhibit 99.1

CONTENTS

Pages
Reports of Independent Registered Public Accounting Firms	2
Consolidated Income Statement for the three years ended 31 August 2014	4
Consolidated Statement of Comprehensive Income for the three years ended 31 August 2014	5
Consolidated Balance Sheet as at 31 August 2013 and 2014	6
Consolidated Statement of Changes in Equity for the three years ended 31 August 2014	7
Consolidated Cash Flow Statement for the three years ended 31 August 2014	8
Notes to the Financial Statements for the three years ended 31 August 2014	9-73
Parent Company Financial Information	74-82

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of Nord Anglia Education, Inc.

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. at 31 August 2014, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        We have also audited the adjustments as described in note 2, to the 2013 financial statements to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL acquisition. Additionally, we have also audited the adjustments to earnings per share, as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering.

        As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policy for rent and depreciation expenses for premium schools.

/s/ PricewaterhouseCoopers
Hong Kong
19 November 2014, except for the change in accounting policy for rent and depreciation expenses for premium schools, as described in Note 1, as to which the date is 29 May 2015

PricewaterhouseCoopers,22/F Prince's Building, Central Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

 Report of Independent Registered Public Accounting Firm

To the Directors and shareholders of Nord Anglia Education, Inc:

        In our opinion, the accompanying consolidated balance sheet as of August 31, 2013 and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and consolidated cash flows statements for each of the two years in the period ended August 31, 2013, before the effects of the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share, as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering, present fairly, in all material respects, the financial position of Nord Anglia Education, Inc and its subsidiaries at August 31, 2013, and the results of its operations and cash flows for each of the two years in the period ended August 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2013 financial statements before the effects of the adjustments discussed in Note 2 and Note 26 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share, as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

        As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policy for rent and depreciation expenses for premium schools.

/s/ PricewaterhouseCoopers LLP
East Midlands
United Kingdom
4 December 2013, except for the change in accounting policy for rent and depreciation expenses for premium schools, as described in Note 1, as to which the date is 29 May 2015

CONSOLIDATED INCOME STATEMENT

FOR THE THREE YEARS ENDED 31 AUGUST 2014

	Note	2012 $m	2013 $m	2014 $m
Revenue	3	274.4	323.7	474.6
Cost of sales		(162.4)	(190.4)	(280.3)

Gross profit		112.0	133.3	194.3
Selling, general and administrative expenses*		(58.3)	(64.5)	(92.9)
Depreciation	10	(0.3)	(0.4)	(2.0)
Amortisation	11	(3.5)	(5.7)	(10.4)
Impairment of goodwill	5	(10.7)	—	—
Exceptional expense	4	(12.5)	(17.7)	(100.2)

Total selling, general and administrative expenses	5	(85.3)	(88.3)	(205.5)

Operating profit/(loss)		26.7	45.0	(11.2)
Finance income	8	2.0	2.3	2.0
Finance expense	8	(49.7)	(51.3)	(55.5)

Net financing expense		(47.7)	(49.0)	(53.5)

Loss before tax		(21.0)	(4.0)	(64.7)
Income tax expense	9	(16.4)	(19.3)	(25.7)

Loss for the year		(37.4)	(23.3)	(90.4)

Attributable to:
Equity holders of the company		(37.4)	(23.3)	(90.4)

Loss per share from continuing operations attributable to equity holders of the company during the year (expressed in $ per share):
Basic loss per share	26	(0.52)	(0.34)	(1.07)

Diluted loss per share	26	(0.52)	(0.34)	(1.07)

*
Excludes depreciation, amortisation, impairment of goodwill and exceptional expenses.

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE YEARS ENDED 31 AUGUST 2014

	Note	2012 $m	2013 $m	2014 $m
Loss for the year		(37.4)	(23.3)	(90.4)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension plans	18	(16.3)	7.7	(5.1)
Items that may be subsequently reclassified to profit or loss
Foreign exchange translation differences		(20.7)	9.9	(10.9)

Other comprehensive (loss)/income for the period, net of income tax		(37.0)	17.6	(16.0)

Total comprehensive loss for the year		(74.4)	(5.7)	(106.4)

Attributable to:
Equity holders of the company		(74.4)	(5.7)	(106.4)

Total comprehensive loss for the year		(74.4)	(5.7)	(106.4)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 31 AUGUST 2013 AND 2014

	Note	2013 $m	2014 $m
Non-current assets
Property, plant and equipment	10	98.2	140.1
Intangible assets	11	763.4	801.5
Investments in jointly controlled entities		0.5	0.5
Trade and other receivables	14	12.4	9.2
Deferred tax assets	13	21.2	20.9

		895.7	972.2

Current assets
Tax receivable		1.0	1.6
Trade and other receivables	14	83.2	94.8
Cash and cash equivalents	15	171.1	166.2

		255.3	262.6

Total assets		1,151.0	1,234.8

Current liabilities
Other interest-bearing loans and borrowings	16	(30.6)	(23.2)
Trade and other payables	17	(364.0)	(387.7)
Provisions for other liabilities and charges	19	(3.6)	(0.5)
Current tax liabilities		(4.2)	(1.7)

		(402.4)	(413.1)

Non-current liabilities
Other interest-bearing loans and borrowings	16	(630.4)	(499.2)
Other payables	17	(38.5)	(55.9)
Retirement benefit obligations	18	(22.2)	(25.8)
Provisions for other liabilities and charges	19	(2.2)	(1.2)
Deferred tax liabilities	13	(35.3)	(45.5)

		(728.6)	(627.6)

Total liabilities		(1,131.0)	(1,040.7)

Net assets		20.0	194.1

Equity attributable to equity holders of the parent
Share capital	20	67.5	1.0
Share premium	20	256.5	597.1
Other reserves		6.9	10.3
Currency translation reserve		9.8	(1.1)
Shareholder deficit		(320.7)	(413.2)

Shareholders' funds		20.0	194.1

See accompanying notes to the consolidated financial statements.

        These financial statements were approved and authorised for issuance by the board of directors on 19 November 2014, except for the change in accounting policy for rent and depreciation expenses for premium schools, as described in Note 1, as to which the date is 28 May 2015 and were signed on its behalf by:

A Fitzmaurice Director 19 November 2014, except for the change in accounting policy for rent and depreciation expenses for premium schools, as described in Note 1, as to which the date is 28 May 2015	G Halder Director 19 November 2014, except for the change in accounting policy for rent and depreciation expenses for premium schools, as described in Note 1, as to which the date is 28 May 2015
Company number: MC-264950

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE YEARS ENDED 31 AUGUST 2014

	Share capital $m	Share premium $m	Other reserves $m	Currency translation reserves $m	Shareholders' deficit $m	Total parent equity $m
Balance at 1 September 2011	67.5	0.1	6.9	20.6	(232.6)	(137.5)

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(37.4)	(37.4)
Currency translation differences	—	—	—	(20.7)	—	(20.7)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(16.3)	(16.3)

Total comprehensive loss for the year	—	—	—	(20.7)	(53.7)	(74.4)

Transactions with owners, recorded directly in equity
Debt for preference share swap (see note 20)	—	368.7	—	—	—	368.7
Preference shares repurchase (see note 20)	—	(0.1)	—	—	—	(0.1)
Share redemption (see note 20)	—	(113.5)	—	—	—	(113.5)
Equity-settled share based payment transactions	—	—	—	—	0.6	0.6

Total contributions by and distributions to owners	—	255.1	—	—	0.6	255.7

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8
Total comprehensive loss for the year
Loss for the year	—	—	—	—	(23.3)	(23.3)
Currency translation differences	—	—	—	9.9	—	9.9
Actuarial gains on defined benefit pension schemes	—	—	—	—	7.7	7.7

Total comprehensive income/(loss) for the year	—	—	—	9.9	(15.6)	(5.7)

Transactions with owners, recorded directly in equity
Issue of preference shares (see note 20)	—	140.0	—	—	—	140.0
Preference shares redemption (see note 20)	—	(138.7)	—	—	—	(138.7)
Equity-settled share based payment transactions	—	—	—	—	0.1	0.1
Payment to ultimate parent for common control business transfer (see note 1)	—	—	—	—	(19.5)	(19.5)
Equity dividends paid	—	—	—	—	0.0	0.0

Total contributions by and distributions to owners	—	1.3	—	—	(19.4)	(18.1)

Balance at 1 September 2013	67.5	256.5	6.9	9.8	(320.7)	20.0
Total comprehensive loss for the year
Loss for the year	—	—	—	—	(90.4)	(90.4)
Currency translation differences	—	—	—	(10.9)	—	(10.9)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(5.1)	(5.1)

Total comprehensive loss for the year	—	—	—	(10.9)	(95.5)	(106.4)
Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	1.0	348.6	—	—	—	349.6
Issue of preference shares	0.0	3.8	—	—	—	3.8
Contribution from parent	0.0	14.5	—	—	—	14.5
Transaction cost recognised directly in equity	—	(29.6)	—	—	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	—	14.3
Distribution to parent	—	(15.0)	—	—	—	(15.0)
Equity-settled share based payment transactions	—	—	—	—	3.0	3.0
Debentures issued	—	—	3.4	—	—	3.4
Equity dividends paid	—	—	—	—	0.0	0.0

Total contributions by and distributions to owners	(66.5)	340.6	3.4	—	3.0	280.5
Balance at 31 August 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1

See accompanying notes to the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE THREE YEARS ENDED 31 AUGUST 2014

	Note	2012 $m	2013 $m	2014 $m
Cash flows from operating activities
Loss for the year before taxation		(21.0)	(4.0)	(64.7)
Adjustments for:
Depreciation and amortisation		24.1	17.4	33.8
Refinancing fees		—	—	10.0
Bond redemption expense				77.0
Bond issuance expense, net		7.6	3.4	—
Other non-cash item		0.4	—	(3.2)
Difference between pension contribution paid and amounts recognised in the consolidated income statement		(0.4)	(0.6)	—
Loss on sale of property, plant and equipment and intangible assets		0.3	0.1	0.1
Net financial expense	8	47.7	49.0	53.5
Equity settled share-based payment expenses		0.6	0.1	3.1

		59.3	65.4	109.6
Decrease/(increase) in trade and other receivables		1.7	(2.4)	(8.4)
Increase in trade and other payables		13.4	20.6	23.1

Cash generated from operations		74.4	83.6	124.3

Payment of bond redemption expense		—	—	(77.0)
Interest paid		(6.8)	(45.8)	(73.4)
Tax paid		(15.9)	(25.5)	(25.2)

Net cash generated from/(used in) operating activities		51.7	12.3	(51.3)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		0.1	0.2	0.1
Purchase of intangible assets		(0.8)	(0.3)	(0.7)
Acquisition of subsidiary, net	2	(17.7)	(240.5)	(35.1)
Acquisition of property, plant and equipment		(11.3)	(23.9)	(53.6)
Interest received	8	1.8	2.1	2.0

Net cash used in investing activities		(27.9)	(262.4)	(87.3)

Cash flows from financing activities
Proceeds from the issue of share capital	20	0.0	140.0	323.8
Proceeds from new loan		25.7	178.5	577.0
Proceeds from issue of 10.25% Senior secured notes		325.0	180.0	—
Proceeds from issue of 8.50% Senior PIK toggle notes		—	150.0	—
Repayment of borrowings		(206.9)	(180.1)	(697.2)
Payment of borrowing expenses		(26.0)	(16.8)	—
Restructuring expenses		(6.5)	—	—
Debentures issued		—	—	8.6
Distribution to parent		—	(5.0)	(15.0)
Share capital redemption	20	(113.5)	(138.7)	(63.5)

Net cash (used in)/generated from financing activities		(2.2)	307.9	133.7

Net increase in cash and cash equivalents		21.6	57.8	(4.9)
Cash and cash equivalents at 1 September		89.2	108.5	171.1
Effect of exchange rate fluctuations on cash held		(2.3)	4.8	(0.0)

Cash and cash equivalents at 31 August	15	108.5	171.1	166.2

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014

1    Accounting policies

General information

        Nord Anglia Education, Inc. ("the Company") was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

        The main activities of the Company and its subsidiaries (together "the Group") are the operation of Premium Schools worldwide.

Basis of preparation

        The consolidated Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB'). The Directors authorized the financial statements for issuance on November 19, 2014.

        The accompanying revised financial statements were prepared and authorized by management on May 28, 2015 solely to reflect the change in accounting policy for the presentation of expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools.

        These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling and administrative expenses. The revised financial statements do not reflect any other subsequent events since November 19, 2014. The Company has elected to prepare its parent Company financial information in accordance with IFRS. The consolidated Group financial statements and Company financial information are presented in US Dollar, generally rounded to the nearest hundred thousand. They are prepared on the historical cost basis, except for certain financial instruments and pension assets that have been measured at fair value.

        The consolidated Group financial statements for the three years ended 31 August 2014 represent the consolidated financial statements of the Group.

        On 20 February 2012, Premier Education Holdings Limited ("PEH") exchanged all of its ordinary shares, preferred shares and loan notes in NAE PLC on a one-for-one basis for ordinary shares, preferred shares and loan notes in the Company. This transaction resulted in NAE PLC now being owned directly by the Company. Immediately prior to and after the exchange the main activities of the Group, as described above, are conducted by subsidiaries of NAE PLC.

        The Company was a shell company prior to the reorganisation and was not involved in any other business prior to the exchange and does not meet the definition of a business. The exchange represented a capital reorganisation of entities under common control of PEH. Accordingly, the consolidated Group financial statements for the periods presented include the existing entity's full results even though the reorganisation occurred part way through the year. This reflects the view that the transaction involved two entities controlled by the same controlling party, therefore the consolidated Group financial statements reflect the numbers from the perspective of that party and they reflect the period over which that party has had control.

        The Company has a US dollar functional currency and the Group adopts a US dollar presentational currency.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

        The consolidated Group financial statements consist of the financial statements of the Group and the Group's share of its interests in joint ventures. The consolidated financial statements include the results and operations of certain subsidiaries where the group has less than 1.50% interest in the share capital (note 12). In situations where the group has a less than 100% interest, the group considers further factors such as voting rights and exposure to variable returns in order to determine whether or not it controls the subsidiary. Details of the group's assessment with regard to new schools acquired in the year are disclosed in note 2.

  •
  Subsidiaries

        The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

        Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

  •
  Joint ventures

        The Group's share of the results of joint ventures is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures are carried in the Group Balance Sheet at cost plus post acquisition changes in the Group's share of the net assets of the entity, less any impairment in value.

        If the Group's share of losses in a joint venture equals or exceeds its investment in the joint venture, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture.

        Unrealised gains arising from transactions with joint ventures are eliminated to the extent of the Group's interest in the entity.

        The Group's jointly controlled entity has an accounting year end which is coterminous with the Group.

Adoption of new and amended International Financial Reporting Standards

  •
  IAS 1 (amended) 'Financial statement presentation' changes the grouping of items presented in the Group Statement of Comprehensive Income of that items which may be reclassified to income statement in the future are presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact to the Group's financial position or performance.

  •
  IAS 19 'Employee benefits (Revised 2011)' amends the accounting for employee benefits. The standard replaces the interest costs and expected return on planned assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability. The amendment has reduced profit for the year (net of deferred tax) by $0.3 million for the year ended 31 August 2013. No material impact on prior year figures therefore it has not been restated.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

  •
  IFRS 13 'Fair value measurement' establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group. IFRS 13 also requires specific disclosures on fair value, some of which replace existing disclosure requirements in other standard, including IFRS 7 'Financial Instruments: Disclosures'.

  •
  IFRS 7 (amended) 'Financial Instruments: Disclosures' requires the disclosure on rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements.

  •
  Annual Improvements 2009—2011 which includes changes to IAS 1 'Financial Statement Presentation', IAS 32 'Financial Instruments: Presentation', IAS 34 'Interim Financial Reporting' and IAS 16 'Property, plant and equipment'. The adoption of these has not had any significant impact on the amounts reported in the Group financial statements.

Revenue recognition

        Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group's activities.

        Sales of services which have been invoiced but not yet recognised as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

  •
  School fee income

        School fee income comprises tuition fees and income from ancillary sources including examinations, school trips, bus transportation and lunch fees.

        School fee income is recognised over the school terms, Term 1 being late August / early September to December, Term 2 January to March and Term 3 April to June. School fees are payable in advance on or before the first day of each term and are recognised across the months of each term. Where fees are received in advance for more than one term, the income is recognised over the months in the terms for which payment has been made.

  •
  Service contracts

        Revenue is proportionally recognised as we provide services, however, when there are performance criteria that may adjust the total revenue earned attached to the contract under which we provide services, we do not recognise revenue until it is probable that the performance criteria have been met.

        Amounts recoverable on contracts, disclosed within trade and other receivables, is the amount by which revenue recognised exceeds payments on account received. Services which have been invoiced but not yet provided are included on the balance sheet as deferred income and are accounted for within trade and other payables.

        The method of revenue recognition requires an element of judgment to be applied to estimating total revenue and costs including assumptions relative to the performance of contract Key Performance Indicators ("KPI") and contractual deliverables. Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

which they are identified. Anticipated claims against contracts are recognised in the period they are deemed probable and can be reasonably estimated.

Expenses

  •
  Cost of sales

        Cost of sales consist principally of salary and benefits for school principals and teaching staff and lecturers employed in our Premium Schools and Learning Services businesses, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programmes. It also includes the expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. For the Learning Services businesses the costs are recognised as incurred. For the Premium Schools business these costs are recognised as incurred, being the 10 months over which teaching services are provided and as such they follow the same recognition period as the relevant fee income. This cost also includes the cost of independent consultants we use in the delivery of our Learning Service contracts, which can be a material cost under some of these contracts.

  •
  Selling, general and administrative expenses

        Selling, general and administrative expenses consist of several cost categories including salary and benefits for our senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other corporate functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, North America, Europe, Middle East/South East Asia and Others. Additionally, this category includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and other. Travel costs are a significant component as this expense category includes costs of our own internal staff. Finally, this category includes property costs which comprise all property-related costs associated with the operation of our business, including rent, service charges, repair and renewal costs, property taxes and utilities costs paid under leases for our corporate headquarters, regional offices, and office space used in our Learning Services business.

Foreign exchange

        Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. All differences are taken to the Consolidated Income Statement.

        The assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into US Dollars at exchange rates prevailing at the date of the Consolidated Balance Sheet; profits and losses are translated at average exchange rates for the relevant accounting periods. Exchange differences arising are recognised in the Group Statement of Comprehensive Income and are included in the Group's Currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

        Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

Post-employment and similar obligations

        A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

        Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

        The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

        Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

        Past-service costs are recognised immediately in income.

        For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share based payments

        The Group operates a share based compensation plan under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the options granted and estimation of the number of options that expect to vest.

        Fair value is calculated using the Black Scholes Option Pricing Model, the details of which are disclosed in Note 18.

Exceptional items

        Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the Group's financial performance. Transactions which may give rise to exceptional items are principally early termination of debt instruments, restructurings, costs related to the acquisition of subsidiaries and other significant transactions not expected to occur as part of normal operating activities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

Borrowings and borrowing costs

        All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing.

Taxation

        The tax expense included in the Group Income Statement consists of current and deferred tax.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the balance sheet date. Tax expense is recognised in the Group Income Statement except to the extent that it relates to items recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, in which case it is recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, respectively.

        Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Provisions are made for deferred tax that would arise on remittance of the retained earnings of oversea subsidiaries.

        Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the Group Income Statement, except when it relates to items charged or credited directly to equity or other comprehensive income, in which case the deferred tax is also recognised in equity, or other comprehensive income, respectively.

        Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

        Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Dividends

        Dividends are recorded in the financial statements in the period in which they are approved by the Group's shareholders.

Business combinations and goodwill

        The Group accounts for all business combinations by applying the purchase method. All acquisition-related costs are expensed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

        On acquisition, the assets (including any intangible assets), liabilities and contingent liabilities of an acquired entity are measured at fair value. Non-controlling interest is stated at the non-controlling interest's proportion of the fair values of the assets and liabilities recognised.

        Goodwill arising on consolidation represents the excess of the consideration transferred over the net fair value of the Group's share of the net assets, liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate and the fair value of the non-controlling interest in the acquire. If the consideration is less than the fair value of the Group's share of the net assets, liabilities and contingent liabilities of the acquired entity (i.e. a discount on acquisition), the difference is credited to the Consolidated Income Statement in the period of acquisition.

        Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair values of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

        At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies. Goodwill by CGU is allocated into the appropriate operating segment based on geographical region and is monitored and tested for impairment at this level by management. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

        On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Common control transactions

        For the initial acquisition of a business from an entity under common control, the Group's policy is to account for the business combination using IFRS 3 fair value accounting and to account for the acquired business from date of acquisition. For businesses that are reacquired by the Group from an entity under common control (previously acquired, sold to an entity under common control and then reacquired), the Group's policy is to retrospectively restate results using the Predecessor method of accounting, (i.e., the cost basis of the Baring Private Equity Asia Group), and removing the effect of the prior acquisition and previous disposal. Where the Group disposes of a business to an entity under common control, and the Group loses control, the Group's policy is to apply IFRS 5 and IAS 27 to recognise that disposal and the resulting gain or loss.

        On 1 April 2013 the Group completed the transfer of British International School LLC from Premier Education Limited for $19.5 million. As this transaction involved the reacquisition of the company from a control party the predecessor method of accounting has been applied in the presentation of the consolidated financial statements for the years ended 31 August 2014 and 31 August 2013. These statements present the results of the Group as if the British International School LLC had always been part of the Group. Accordingly, the assets and liabilities transferred to the Company have been recognised at the historical cost to the Baring Private Equity Asia Group. As this is a consistent application of our accounting policy, we do not consider this accounting to be either

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

a restatement due to an error or due to a change in accounting policy. We have not disclosed further details of the impact of retrospectively restating our results using the predecessor method of accounting as the British International School LLC has not had a significant impact on our operations in the periods presented.

Acquired intangible assets

        Separately acquired intangible assets, such as Brands/trademarks, customer relationships, contracts and software are measured initially at cost. Intangible assets acquired in a business combination are recognised at fair value at the acquisition date. Intangibles with finite useful lives are carried at cost and are amortised on a straight line basis over their estimated useful lives, as follows:

Customer relationships	6 to 10 years straight line
Brands	50 years
Contracts	Length of contract on a straight line basis
Curriculum products & Intellectual property	3 years straight line
Computer software	3 years straight line

Brand name

        Legally protected or otherwise separable brand names acquired as part of a business combination are capitalised at fair value on acquisition. Management's expectation is to retain brand names within the business for an in definite life due to the nature and premium associated with the brand names that the Group has acquired, as such they are not amortised and are therefore subject to an annual impairment review. Brand names with finite useful lives are carried at cost and are amortised on a straight-line basis over their estimated useful lives, at 2% of cost per annum.

Property, plant and equipment

        Property, plant and equipment are stated at historic cost less accumulated depreciation and any provision for impairment in value. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided at rates calculated to write-off the cost, less the estimated residual value, of property, plant and equipment over their estimated useful lives. Estimated useful lives and depreciation rates are as follows:

Freehold and long leasehold buildings	2 to 4% straight line
Short leasehold land and buildings	The unexpired term of the lease on a straight line basis
Computer equipment	3 to 6 years straight line
Motor vehicles	4 to 5 years straight line
Fixtures and fittings	3 to 7 years straight line

        Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

Impairment of non-financial assets

        Goodwill is initially allocated to a cash generating unit ('CGU') but is subsequently only monitored and tested for impairment at an operating segment level. Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each operating segment to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell, and value in use. When the recoverable amount of the operating segment is less than the carrying amount, an impairment loss is recognised. Any impairment is recognised immediately in the Consolidated Income Statement and is not subsequently reversed.

        For all other non-financial assets (including intangible assets and property, plant and equipment) the Group performs impairment testing where there are indicators of impairment. If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

        The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the Consolidated Income Statement.

        Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years). A reversal of an impairment loss is recognised immediately as a credit to the Group Income Statement.

Leasing

        Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group ("finance leases") the assets are treated as if they had been purchased outright and are depreciated in accordance with the policy stated above. The assets which are held under finance leases and similar hire purchase contracts are recorded in the balance sheet as non-current assets on the lease commencement date at the lower of fair value and present value of minimum lease payments. The obligation to pay future rentals has been shown as a liability. The interest charged on finance leases is charged to the income statement over the lease period at a constant periodic rate of interest. Rentals applicable to operating leases, where substantially all the benefits and risks of ownership remain with the lessor, are recognised in the income statement using the straight line basis over the lease term. Incentives from lessors are recognised as a systematic reduction of the charge over the periods benefiting from the incentives.

Trade receivables

        Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the entity that owes the receivable, probability that the entity that owes the receivable will enter bankruptcy

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

or financial reorganisation, and default or delinquency in payments (which is 60-75 days overdue depending on the nature of the invoice) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a receivable is uncollectible, it is written-off against the allowance account for receivables.

Cash and cash equivalents

        Cash and cash equivalents include cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts with a right of set off are included within the balance sheet as cash and cash equivalents.

Trade payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

        Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments and hedging activities

        Derivative financial instruments are recognised at fair value, generally being the cost at the date a contract is entered into, and are subsequently re-measured at their fair value. Depending on the type of the derivative financial instrument, fair value calculation techniques include, but are not limited to, quoted market value and present value of estimated future cash flows (of which the valuation of interest rate instruments is an example).

        Derivative assets and liabilities are classified as non-current unless they mature within one year from the balance sheet date.

        Changes in fair value of interest rate swaps are charged to net financing costs over the period of the contracts, together with the interest differentials reflected in foreign exchange contracts.

        Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Provisions

        Provisions are recognised when:

  •
  the Group has a present legal or constructive obligation as a result of past events; and

  •
  it is more likely than not that an outflow of resources will be required to settle the obligation; and

  •
  the amount has been reliably estimated.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

        Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Provisions for dilapidation costs are recognised on a lease by lease basis.

        Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

        If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

        Where the Group expects amounts to be received in relation to a provision, the reimbursement is recognised as a separate asset when its receipt is considered virtually certain.

Loss contingencies

        The Group is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to the business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When a claim or potential claim is identified, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, a liability for the loss is recorded in the income statement. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the claim is disclosed if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. For matters where no loss contingency is recorded, legal fees are expensed as incurred.

Share capital

        Share capital issued by the Group is recorded at the proceeds received, net of direct issue costs.

        Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Equity instruments

        Following the adoption of IAS 32, financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions:

  (a)
  they include no contractual obligations upon the Company (or Group as the case may be) to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company (or Group); and

  (b)
  where the instrument will or may be settled in the company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the company's own equity instruments or is a derivative that will be settled by the company's

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

    exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

        To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Going concern

        The Group balance sheet as at 31 August 2014 shows that assets exceed liabilities by $194.1 million (2013:$20.0 million).

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement at the date of the approval of the financial statements that the Group has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2015 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2015 to assess the headroom available.

        At 31 August 2014 the Group had available but undrawn borrowing facilities of $44.0 million and based on the projected operating cash flows the Directors 'do not believe that there will be a requirement to increase this facility in the foreseeable future. The Group continues to generate strong operating cash flows and benefits from favourable working capital movements through the receipt of tuition fees in advance of the school year. Although the current liabilities exceed current assets by $150.5 million (2013: $147.1 million), the main reason for this is the receipt of tuition fees in advance of the school year generating deferred income of $324.0 million which is not considered to be a cash cost in the coming year due to the low historical redemption rates by students. In addition, the acquisitions of subsidiaries are timed such as to optimise the cash impact by taking into account the working capital cycle of the acquiree.

        This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Change in Accounting Policy

        In 2015 Nord Anglia Education changed its accounting policy for expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling and administrative expenses. Please refer to the reconciliation table for Adjusted Cost of Sales and Adjusted Gross Profit. We consider this new policy to be more in line with market practice and have applied this policy retrospectively. This change does not affect revenue, operating profit, profit for the period, earnings per share, Adjusted EBITDA,

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

Adjusted Net Income or Adjusted Earnings per Share and does not affect the financial covenants under the Company's senior secured term loan facility.

	Year Ended August 31, 2014,
	As previously reported	As revised	Difference
Cost of sales	(214.4)	(280.3)	(65.9)
Gross profit	260.2	194.3	(65.9)
Selling, general and administrative expenses	(137.4)	(92.9)	44.5
Depreciation	(23.4)	(2.0)	21.4
Amortisation	(10.4)	(10.4)	—
Exceptional expenses	(100.2)	(100.2)	—
Operating profit	(11.2)	(11.2)	—

	Year Ended August 31, 2013,
	As previously reported	As revised	Difference
Cost of sales	(147.6)	(190.4)	(42.8)
Gross profit	176.1	133.3	(42.8)
Selling, general and administrative expenses	(96.0)	(64.5)	31.5
Depreciation	(11.7)	(0.4)	11.3
Amortisation	(5.7)	(5.7)	—
Exceptional expenses	(17.7)	(17.7)	—
Operating profit	45.0	45.0	—

	Year Ended August 31, 2012,
	As previously reported	As revised	Difference
Cost of sales	(126.5)	(162.4)	(35.9)
Gross profit	147.9	112.0	(35.9)
Selling, general and administrative expenses	(84.6)	(58.3)	26.3
Depreciation	(9.9)	(0.3)	9.6
Amortisation	(3.5)	(3.5)	—
Impairment of goodwill	(10.7)	(10.7)	—
Exceptional expenses	(12.5)	(12.5)	—
Operating profit	26.7	26.7	—

Use of assumptions and estimates

        The preparation of the consolidated Group financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

        Critical estimates and assumptions that are applied in the preparation of the consolidated financial statements include:

Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisitions over the Group's interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date.

        Goodwill acquired in a business combination was allocated, at the date of acquisition, to the cash generating unit that benefitted from that business combination. The directors consider that a cash-generating unit is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, the cash generating units are generally grouped into geographical regions on a basis consistent with the group's assessment of operating segments under IFRS 8 as this represents the lowest level at which management monitors goodwill. For all other non-current assets, where an impairment trigger is identified, impairment of those assets is tested for at the cash generating unit level.

        Goodwill is recognised as an asset. It is not subject to annual amortisation, but is assessed for impairment at least annually or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the goodwill are calculated on a discounted cash flow basis by applying appropriate long-term growth rates and discount rates, based on historic trends adjusted for management's estimates of future prospects, to the cash generating units on an individual basis. Both the calculated recoverable value of goodwill and any impairment adjustment could vary significantly if different long-term growth rates and discount rates were applied.

        For the purpose of determining potential goodwill impairment, recoverable amounts are determined from value-in-use calculations using cash flow projections covering a five-year period. The growth rate assumptions used in the projections were based on past performance and management's expectations of market developments. The annual growth rate used to determine the cash flows beyond the five-year period has been set at 1.5% across the European and North American markets and 2.0% in the China and ME/SEA markets. When testing for impairment the Group applies a discount rate commensurate to each operating segment. The aggregate discount rate that was used for this testing as of 31 August 2014 was 7.6% (2013—13.4%).

Intangible assets

        Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if those assets are identifiable and their fair value can be measured reliably.

        Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

        Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level and are not amortised. The useful life of an intangible asset with an

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

        The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets' lives.

        Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Revenue recognition—Service contracts

        Service contract revenue represents a material income stream for the Group. Under certain contracts, the revenue, or an element of the revenue, is only receivable if Key Performance Indicators, "KPIs", built into the contract terms have been met and the services have been delivered in line with the contract terms. A KPI is a measurable performance condition, for which documentary evidence can be supplied, agreed between the Group and its customers, and which is used as a basis to recognise income. Therefore revenue is only recognised as and when services are performed, if the Group can estimate that it is probable that KPIs and contract deliverables have been met. Where it has not been determined whether KPIs have been met, the element of the revenue relating to meeting these terms is deferred.

        Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. KPIs are such that they can be measured internally, although in certain cases may require validation by the customer. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in which they are identified. The Group has sufficient history of monitoring KPI performance to understand the accuracy of its monitoring procedures, and as a result few adjustments arise to estimates that have been made other than to recognise revenue that has previously been deferred, due to the probable recognition criteria not yet being met. Furthermore the nature of the Group's contracts and their alignment to the academic year mean that the level of estimation required at a fiscal year end is considerably less than at any interim period.

Share based payments

        The Group operates an equity settled share based compensation plan.

        The fair value of the employee services received under share based payment plans is recognised as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognised in the income statement over the

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders' equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

        The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Recent accounting pronouncements

        The Group considers that there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

        As of the date of authorisation of these financial statements, the following standards were in issue. The Group has not applied these standards in the preparation of the financial statements:

  •
  IAS 19 (amended) 'Employee Benefits' is effective for periods commencing on or after 1 July 2014. It clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

  •
  IAS 32 (Amended) 'Financial instruments: Presentation' is effective for periods commencing on or after 1 January 2014. The IAS 32 amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

  •
  Amendment to IAS 36, 'Impairment of assets' on recoverable amounts disclosure is effective for periods commencing on or after 1 January 2014. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

  •
  Amendments to IFRSs 10, 11 and 12 on transition guidance is effective for annual periods beginning on or after 1 January 2014. These amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

  •
  Annual Improvements 2010—2012 is effective for periods commencing on or after 1 July 2014. It includes changes to IFRS 2 ('Share-based payments'), IFRS 3 ('Business combinations'), IFRS 8 ('Operating segments'), IFRS 13 ('Fair value measurement'), IAS 16 ('Property, plant and equipment'), IAS 38 ('Intangible assets') and IAS 24 ('Related party disclosures').

  •
  Annual Improvements 2011—2013 is effective for periods commencing on or after 1 July 2014. It includes changes to IFRS 3 ('Business combinations'), IFRS 13 ('Fair value measurement') and IAS 40 ('Investment property').

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

1    Accounting policies (Continued)

        As of the date of authorisation of these financial statements, the following standards were in issue but not yet effective. The Group has not applied these standards in the preparation of the financial statements:

  •
  IFRS 9 'Financial instruments' currently does not include an effective date, but is available for early adoption. It is the first standard issued as part of a wider project to replace IAS 39. It retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: i) amortised cost and ii) fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.

  •
  IFRS 15 'Revenue from contracts with Customers' is effective from annual periods beginning on or after 1 January 2017. The new standard applies to all contracts with customers except those that are within the scope of other IFRS. The core principle is that any entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

        Management does not anticipate that the adoption of the above standards and interpretations will have a material impact on the Group's financial statements in the period of initial application, with the exception of IFRS 15 'Revenue from contracts with customers, which we are currently assessing the potential impact.

2    Business combinations

Subsidiaries acquired in the prior period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m
WCL Group Limited	Holding company	22/05/13	100%	134.6
BSG Limited	Holding company	25/07/13	100%	26.8
Uma Education Holdings Limited**	Holding company	02/08/13	90.6%	12.8

        WCL Group Limited ("WCL"), BSG Limited ("BSG") and Uma Education Holdings Limited ("UMA") were acquired so as to continue the expansion of the Group's activities in Premium Schools internationally.

**
Uma Education Holdings Limited is a non-trading holding company with a 49% ownership of Saint Andrews International School, a Premium School located in Bangkok, Thailand. 51% of the share capital is comprised of ordinary shares owned by two Thai shareholders. The ordinary shares are entitled to 1 vote per share and the preference shares are entitled to 10 votes per share, thus giving the Group an effective control of the business. The Group has right to 100% economic interest in the company whether in the form of dividends or on liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

2    Business combinations (Continued)

Consideration transferred

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m
Cash	134.6	26.8	12.8

Total consideration transferred	134.6	26.8	12.8

        Acquisition-related costs have been recognised as an expense, within the 'exceptional expenses' line item in the consolidated income statement.

Fair value of assets acquired and liabilities recognised at the date of acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 11)	25.2	4.1	2.2	31.5
Customer relationships (see note 11)	28.7	4.1	4.1	36.9
Curriculum products & Intellectual property (see note 11)	2.6	—	—	2.6
Computer software (see note 11)	0.5	—	—	0.5
Property, plant and equipment (see note 10)	44.6	2.4	0.6	47.6
Other receivables	0.1	0.4	—	0.5
Deferred tax assets (see note 13)	7.6	—	—	7.6
Current assets
Trade and other receivables	22.8	0.2	3.0	26.0
Cash and cash equivalents	27.6	6.2	1.6	35.4
Current liabilities
Trade and other payables	(85.3)	(8.3)	(4.6)	(98.2)
Loans and borrowings	(98.2)	—	—	(98.2)
Current tax liabilities	(3.0)	—	—	(3.0)
Non-current liabilities
Other payables	(26.5)	—	0.0	(26.5)
Retirement benefit obligations	—	—	(0.1)	(0.1)
Deferred tax liabilities (see note 13)	(17.0)	(2.0)	—	(19.0)

	(70.3)	7.1	6.8	(56.4)

        The net assets recognised in the 31 August 2013 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the assets acquired from WCL Group Limited. The valuation had not been completed by the date the 2013 financial statements were approved for issue by management.

        In May 2014, the valuation was completed and the acquisition date fair value of property, plant and equipment was $44.6 million, an increase of $7.7 million over the provisional value. Furthermore,

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

2    Business combinations (Continued)

the acquisition date fair value of trade and other payables and non-current other payables were $85.3 million and $26.5 million respectively, an increase of $3.7 million and $18.9 million over the provisional amounts. As a result, there was a net decrease in the deferred tax liabilities of $5.2 million. There was also a corresponding increase in goodwill of $9.7 million, resulting in $204.9 million of total goodwill arising on the acquisition. The increased depreciation charge on the property, plant and equipment from the acquisition date to 31 August 2013 was not considered to be material to the Group.

Goodwill arising on acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m
Consideration transferred	134.6	26.8	12.8	174.2
Less: fair value of identifiable net assets acquired	70.3	(7.1)	(6.8)	56.4

Goodwill arising on acquisition (see note 11)	204.9	19.7	6.0	230.6

        Goodwill arose from the three acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

        None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition of subsidiaries

Total $m
Consideration paid in cash	174.2
Consideration paid in cash in respect of prior year acquisition*	3.5
Debt settlement**	98.2
Less: cash and cash equivalents acquired	(35.4)

240.5

*
Consideration paid in cash in respect of prior year acquisition relates to the 1st tranche of the deferred consideration for EEE Limited.

**
The consideration transferred in respect of the WCL acquisition excludes an amount of $98.2 million for settlement of third party bank debt and shareholder loan notes which were triggered by a change of control clause upon the business combination. This amount has not been recognised as the consideration transferred from an IFRS3 perspective.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

2    Business combinations (Continued)

Impact of acquisitions on the results of the Group

        Included in the loss for the year is $3.4 million loss attributable to WCL, $0.4 million profit attributable to BSG and $nil attributable to UMA. Revenue for the year is $15.2 million attributable to WCL, $0.7 million attributable to BSG and $nil attributable to UMA.

        Had these business combinations been effected at 1 September 2012, the revenue of the Group from continuing operations would have been $442.9 million, and the loss for the year from continuing operations would have been $23.3 million. The Directors consider these unaudited 'pro-forma' numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

        In determining the unaudited 'pro-forma' amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2012.

Subsidiaries acquired in the current period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m
Dover Court International School (Pte.) Limited	Premium School	22/04/14	100%	25.2
Neptune Education Holdings Limited	Holding Company	10/07/14	100%	20.0

        Dover Court Preparatory School and Neptune Education Holdings Limited (Northbridge International School Cambodia) were acquired so as to continue the expansion of the Group's activities in Premium Schools internationally.

Consideration transferred

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m
Cash	25.2	15.0
Deferred consideration	—	5.0

Total consideration transferred	25.2	20.0

        Acquisition-related costs have been recognised as an expense, within the 'exceptional expenses' line item in the consolidated income statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

2    Business combinations (Continued)

Fair value of assets acquired and liabilities recognised at the date of acquisition

	Dover Court International School (Pte.) Limited $m	Neptune Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 11)	7.2	7.7	14.9
Customer relationships (see note 11)	11.2	8.8	20.0
Property, plant and equipment (see note 10)	3.0	0.7	3.7
Current assets
Trade and other receivables	1.5	0.1	1.6
Cash and cash equivalents	9.7	0.1	9.8
Current liabilities
Trade and other payables	(10.3)	(0.1)	(10.4)
Current tax liabilities	(0.3)	(0.2)	(0.5)
Non-current liabilities
Deferred tax liabilities (see note 13)	(3.1)	(3.3)	(6.4)

	18.9	13.8	32.7

        The initial accounting for the acquisitions of Dover Court International School (Pte.) Limited ("Dover Court") and Neptune Education Holdings Limited ("Northbridge") has only been provisionally determined at the end of the reporting period.

Goodwill arising on acquisition

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m	Total $m
Consideration transferred	25.2	20.0	45.2
Less: fair value of identifiable net assets acquired	(18.9)	(13.8)	(32.7)

Goodwill arising on acquisition (see note 11)	6.3	6.2	12.5

        Goodwill arose from the two acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

        None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

2    Business combinations (Continued)

Net cash outflow on acquisition of subsidiaries

Total $m
Consideration paid in cash	40.2
Consideration paid in cash in respect of prior year acquisition*	4.7
Less: cash and cash equivalents acquired	(9.8)

35.1

*
Consideration paid in cash in respect of prior year acquisition relates to the final tranche of the deferred consideration for EEE Limited.

Impact of acquisitions on the results of the Group

        Included in the loss for the year is $1.1 million and $0.7 million profit attributable to Dover Court and Northbridge respectively. Revenue for the year is $3.9 million attributable to Dover Court and $1.7 million attributable to Northbridge.

        Had these business combinations been effected at 1 September 2013, the revenue of the Group from continuing operations would have been $488.5 million, and the loss for the year from continuing operations would have been $87.6 million. The Directors consider these unaudited 'pro-forma' numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

        In determining the unaudited 'pro-forma' amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2013.

3    Segmental reporting

        The Group's reporting segments are determined based on the Group's internal reporting to the Chief Operating Decision Maker ('CODM'). The CODM has been determined to be the Executive Committee ('EXCO') as it is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

        The CODM considers the principal activities of the Group to be:

  •
  Premium Schools and associated activities in:

  •
  China—People's Republic of China and Hong Kong SAR;

  •
  Europe—Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

  •
  Middle East/South East Asia ('ME/SEA')—United Arab Emirates, Qatar, Thailand, Singapore, Cambodia; and

  •
  North America—United States of America.

  •
  Other—being the learning services division and Central & Regional head office costs.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

3    Segmental reporting (Continued)

        The CODM uses revenue and Adjusted EBITDA before exceptional items, as reviewed at monthly EXCO meetings, as the key measure of the segments' results as it reflects the segments' underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

        Segment Adjusted EBITDA before exceptional expenses ('Adjusted EBITDA') is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortisation, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

        The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated income statement, the segment assets and other segment information are as follows:

Year ended 31 August 2012	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Revenue	111.5	111.2	9.8	—	41.9	274.4

Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2

Adjusted EBITDA margin	48.3%	23.0%	(38.8)%	—	(12.9)%	25.6%

Year ended 31 August 2013	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Revenue	137.7	115.8	33.9	7.9	28.4	323.7

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5

Adjusted EBITDA margin	48.5%	19.6%	17.4%	3.8%	(57.0)%	24.6%

Year ended 31 August 2014	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Revenue	165.6	136.0	86.0	68.8	18.2	474.6

Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4

Adjusted EBITDA margin	47.3%	19.1%	25.8%	33.7%	(123.1)%	26.8%

        The parent entity is domiciled in the Cayman Islands and did not generate external revenue during the years presented.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

3    Segmental reporting (Continued)

Reconciliation of Adjusted EBITDA to profit after tax

2012	China $m	Europe $m	ME/SEA $m	North America $m	Others $m	Total $m
Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2
Adjustments:
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)
Other management exceptional items	—	(0.8)	—	—	(1.2)	(2.0)
Exchange loss	(0.1)	(0.0)	—	—	(4.5)	(4.6)
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	—	—	(0.2)	(0.3)
Depreciation	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)

Operating profit/(loss)	49.2	18.9	(6.3)	—	(35.1)	26.7
Finance income	1.3	0.5	—	—	0.2	2.0
Finance expense	(1.0)	(0.3)	—	—	(48.4)	(49.7)

Profit/(loss) before tax	49.5	19.1	(6.3)	—	(83.3)	(21.0)
Tax	(13.4)	(2.6)	—	—	(0.4)	(16.4)

Profit/(loss) for the year attributable to equity holders of the parent	36.1	16.5	(6.3)	—	(83.7)	(37.4)

2013	China $m	Europe $m	ME/SEA $m	North America $m	Others $m	Total $m
Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5
Adjustments:
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)
Other management exceptional items	—	—	—	—	(3.3)	(3.3)
Exchange (loss)/gain	(0.2)	(0.1)	0.3	0.8	3.2	4.0
Loss on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.1)
Depreciation	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)

Operating profit/(loss)	62.1	16.7	1.9	(0.5)	(35.2)	45.0
Finance income	1.9	0.3	0.0	0.0	0.1	2.3
Finance expense	(1.0)	(0.0)	—	—	(50.3)	(51.3)

Profit/(loss) before tax	63.0	17.0	1.9	(0.5)	(85.4)	(4.0)
Tax	(13.5)	(7.5)	(0.1)	2.2	(0.4)	(19.3)

Profit/(loss) for the year attributable to equity holders of the parent	49.5	9.5	1.8	1.7	(85.8)	(23.3)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

3    Segmental reporting (Continued)

2014	China $m	Europe $m	ME/SEA $m	North America $m	Others $m	Total $m
Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4
Adjustments:
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)
Other management exceptional items	(1.7)	—	(2.7)	—	(4.1)	(8.5)
Exchange (loss)/gain	(0.0)	(0.1)	(0.4)	(0.0)	4.5	4.0
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	(0.0)	—	—	(0.1)
Depreciation	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortisation	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)

Operating profit/(loss)	67.9	19.7	27.5	19.1	(145.4)	(11.2)
Finance income	1.7	0.2	0.1	0.0	0.0	2.0
Finance expense	(0.4)	(0.3)	(0.0)	(0.0)	(54.8)	(55.5)

Profit/(loss) before tax	69.2	19.6	27.6	19.1	(200.2)	(64.7)
Tax	(15.2)	(4.8)	(1.6)	(2.0)	(2.1)	(25.7)

Profit/(loss) for the year attributable to equity holders of the parent	54.0	14.8	26.0	17.1	(202.3)	(90.4)

Segment assets

At 31 August 2013	China $m	Europe $m	ME/SEA $m	North America $m	Total $m
Total segment non-current assets	326.1	230.4	101.8	237.4	895.7

At 31 August 2014	China $m	Europe $m	ME/SEA $m	North America $m	Total $m
Total segment non-current assets	343.3	235.4	157.3	236.2	972.2

        The parent entity is domiciled in the Cayman Islands and did not have any non-current assets during the years presented.

Other segment information

Year ended 31 August 2012	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Depreciation of tangible assets	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation of intangible assets	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

3    Segmental reporting (Continued)

Year ended 31 August 2013	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	14.7	16.5	12.0	29.2	1.1	73.5
Goodwill and other intangible assets	27.9	12.3	56.8	195.9	9.5	302.4
Depreciation of tangible assets	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation of intangible assets	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)

Year ended 31 August 2014	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	31.3	11.5	16.1	6.0	0.6	65.5
Goodwill and other intangible assets	0.0	0.3	47.6	0.0	0.4	48.3
Depreciation of tangible assets	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortisation of intangible assets	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)

4    Exceptional expenses

		2012 $ m	2013 $ m	2014 $ m
Exceptional administrative expenses
a	Corporate restructure	(1.4)	(2.7)	(3.2)
b	Payments to key management	(0.7)	(1.1)	—
c	Bond issuance and redemption expense, net	(7.6)	(0.8)	(89.9)
d	Acquisition and integration related costs	(2.8)	(13.1)	(5.5)
e	IPO related costs, net	—	—	(0.2)
f	Management Information Systems	—	—	(0.2)
g	Others, net	—	—	(1.2)

		(12.5)	(17.7)	(100.2)

a
Corporate restructure in the year is in relation to integration costs incurred by subsidiaries post acquisition as well as closure of Learning Services business in the Middle East and in the UK at contract completion. Included within this balance is $2.5 million of costs relating to the transfer of the Group revolving credit facilities from Barclays Bank plc to The HongKong and Shanghai Banking Corporation Limited ("HSBC").

  Costs in 2013 relate to redundancy, staff replacements for subsidiary integration as well as legal fees and office closures.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

4    Exceptional expenses (Continued)

  On 10 July 2011, the Group announced its intention to relocate its central services function to Hong Kong and subsequent to the balance sheet date this proposal was confirmed. The associated restructuring costs of $6.0 m relate predominantly to the onerous lease cost of the building that housed the head office function, along with both statutory and enhanced redundancy costs payable to affected employees. In the year to 31 August 2012, a further provision was created to cover additional expenses amounting to $0.8 million, bringing the total cost of the project to $6.8 million. The balance of the charge in 2012 of $0.6 million relates to the closure of the Learning Service divisional team in the Middle East.

b
The $1.1 million cost incurred during the prior year was a tax indemnification due to the vendor of Collège Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2014.

  The $0.7 million cost incurred during 2012 was as a result of the Group purchasing any past and all future rights under a profit sharing agreement and under an employment profit share agreement in the prior year.

  None of the costs relating to this transaction are considered to be tax deductible. Full details of this arrangement are documented in note 25, Related party transactions.

c
The major element of this $89.9 million exceptional expense was the $77.0 million of applicable make-whole premium upon the early redemption of our $490.0 million 10.25% senior secured notes due 2017 and our $150.0 million 8.50%/9.50% senior PIK toggle notes due 2018, which were fully redeemed as of 14 April, 2014. The remaining $12.9 million is the release of capitalized costs in connection with the above notes.

  $0.8 million exceptional expense in the prior year was recognised in relation to the bond issuance.

  In the year ended 31 August 201 2, an exceptional expense of $7.6 million was recognised due to the issuance of the Senior secured notes. This included charges of $1.2 million relating to marketing costs, consultants costs and legal and professional fees which are not capitalised. $6.5 million in relation to the bond transaction fee was paid to Baring Private Equity Asia, as disclosed in the related party transactions note (see note 25). This was partially offset by the assignment of debt ($0.1m) which was written off in the year.

d
During the year, the Group acquired two new subsidiaries to complement its existing portfolio of Premium Schools, as detailed in note 2, Business Combinations.

  Acquisition related costs in 2014 were due to the business combinations of Dover Court International School (Pte.) Limited, Singapore and Neptune Education Holdings Limited (Northbridge International School Cambodia), including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2013.

  Acquisition related costs in 2013 were due to the business combinations of WCL Group of companies, United Kingdom and operating in three continents; The British School of Guangzhou, China and Saint Andrews International School, Bangkok, Thailand, including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2011 and 2012.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

4    Exceptional expenses (Continued)

  Additionally, this include legal fees and fees payable to advisors associated with the common control transaction of British International School LLC, United Arab Emirates.

  The prior year costs related to the three subsidiaries acquired during the year ended 31 August 2012. In 2011, the costs relates to the two subsidiaries acquired during the year ended 31 August 2011.

e
The net $0.2 million cost relates to the Company's initial public offering, which was completed on March 31, 2014.

f
During the year $0.2 million of IT resourcing and travelling costs pertaining to the MIS project were incurred.

g
The exceptional expense of $1.2 million mainly comprises of $1.0 million in relation to the pre-opening costs of our Tanzania camp, $0.3 million and $0.2 million pertains to the pre-opening costs of our new schools in Dubai and Hong Kong respectively, the remaining $0.4 million credit relates to the release of our overseas employees provision.

5    Expenses and auditors' remuneration

Included in the loss are the following:

	2012 $ m	2013 $ m	2014 $ m
Staff costs (see note 6)	117.5	138.4	227.7
Foreign exchange loss/(gain)	4.6	(4.0)	(4.0)
Loss on disposal of property, plant and equipment and intangible assets	0.3	0.1	0.1
Operating lease rentals:
Land and buildings	27.6	31.9	42.2
Other	0.7	0.9	0.5
Depreciation—owned assets	9.9	11.7	23.4
Amortisation of intangible assets	3.5	5.7	10.4
Impairment loss on goodwill	10.7	—	—

Auditors' remuneration:

	2012 $m	2013 $m	2014 $m
Fees payable to Company's auditor for the audit of parent Company and consolidated financial statements	0.2	0.4	0.4
Disclosure below based on fees payable in respect of services to the company and its subsidiaries
Fees payable to Group's auditors and their subsidiaries in respect of:
The auditing of accounts of any subsidiary of the company	0.3	0.2	0.5
Tax advisory services	0.1	—	0.0
All other services	0.5	0.6	4.2

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

6    Staff numbers and costs

        The monthly average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2012	2013	2014
Administration and management	693	778	1,173
Teaching	1,435	1,738	2,616
Advisors and guidance officers	239	68	39

	2,367	2,584	3,828

        The aggregate employee benefit expense of these persons was as follows:

	2012 $m	2013 $m	2014 $m
Wages and salaries	104.0	124.7	206.3
Share based payments (see note 18)	0.6	0.1	3.0
Social security costs	10.1	11.0	15.4
Contributions to defined contribution plans (see note 18)	1.2	1.0	1.2
Expenses related to defined benefit plans (see note 18)	1.6	1.6	1.8

	117.5	138.4	227.7

        During the year ended 31 August 2014, an amount of $0.9 million (2013—$1.1 million; 2012—$0.7 million) was incurred in relation to a tax indemnification due to the vendor of Collège Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2013. This is in addition to aggregate employee benefit expense above and the amounts paid to key management personnel, as shown below.

7    Key management personnel

	2012 $m	2013 $m	2014 $m
Fee, salaries and other short term employment benefits	5.8	6.3	6.7
Termination benefits	0.0	—	—
Other benefits	0.3	0.3	0.2

	6.1	6.6	6.9

        The key management personnel are the directors and senior managers who received emoluments, as noted above.

        Other short term employment benefits relate to medical insurance premiums and rental benefit paid.

        Other benefits relate to contributions to defined contribution schemes.

	2012	2013	2014
Number of key management personnel accruing benefits under:
—Defined benefit schemes	1	1	1

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

8    Finance income and expense

Recognised in profit or loss

	2012 $m	2013 $m	2014 $m
Derivative financial instruments	0.2	—	—
Bank interest	1.8	2.3	2.0

Total finance income	2.0	2.3	2.0

	2012 $m	2013 $m	2014 $m
Net loss on financial instruments designated as fair value through profit or loss:
Derivative financial instruments	0.8	0.0	—
Total interest expense on financial liabilities measured at amortised cost:
Loan notes from parent, senior management and related party	25.4	—	—
Term loan due 2021	—	—	10.9
10.25% Senior secured notes due 2017	15.0	37.9	32.2
8.50% Senior PIK toggle notes due 2018	—	8.5	8.3
Bank loans and overdrafts	7.9	4.5	3.2
Interest on defined benefit pension plan obligation (see note 18)	0.6	0.4	0.9

Total finance expense	49.7	51.3	55.5

Net finance expense	47.7	49.0	53.5

9    Income tax expense

Recognised in the consolidated income statement

	2012 $m	2013 $m	2014 $m
Current tax expense
Overseas current tax charge	18.1	20.8	21.3
Adjustment for prior years overseas tax charge	(0.3)	0.2	0.7

Current tax expense	17.8	21.0	22.0

Deferred tax expense
Origination and reversal of temporary differences	(1.3)	(1.5)	—
Adjustment in respect of prior years	(0.1)	(0.2)	3.7

Deferred tax expense	(1.4)	(1.7)	3.7

Total tax expense	16.4	19.3	25.7

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

9    Income tax expense (Continued)

Reconciliation of effective tax rate

        The tax assessed for the period differs from the standard rate of Corporation tax in China of 25.00% (2013 & 2012: 25.00%) per the explanation below:

	2012 $m	2013 $m	2014 $m
Loss before tax	(21.0)	(4.0)	(64.7)

Tax using the China corporation tax rate of 25.00% (2013: 25.00%)	(5.3)	(1.0)	(16.2)
Effect of tax rates in foreign jurisdictions	4.0	3.2	12.3
Non-deductible expenses	3.9	5.5	9.4
Losses not deductible	5.0	—	—
Withholding tax paid or payable on overseas dividends and other income for which no relief is available	2.1	5.8	6.0
Timing difference for which no deferred tax was recognised	(2.5)	0.6	—
Amortisation and impairment of goodwill	2.7	—	—
Current year losses for which no deferred tax asset was recognised	6.9	5.2	9.8
Prior year adjustment	(0.4)	—	4.4

Total tax expense (including tax on joint venture)	16.4	19.3	25.7

Tax charged to other comprehensive income*	(0.2)	(0.2)	(0.2)

*
Included within Actuarial losses on defined benefit pension schemes

        The adjustment in respect of the prior year primarily relates to changes in tax estimates and assumptions regarding the recoverability of deferred tax assets.

        We have used the statutory tax rate for China, being 25.0% rather than that for Cayman Islands, being 0.0% as we believe this provides a more meaningful comparison, and the majority of the Group's taxable profits are earned in China, and the majority of the Group's taxes are paid in China.

        Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of $69.9 million (2013—$35.2 million; 2012—$33.2 million). This includes an un-provided deferred tax asset of $60.8 million (2013—$ 28.3 million; 2012—$24.8 million) which relates to UK losses which have no expiry date for which relief is not anticipated to be available in the foreseeable future. It also includes an un-provided deferred tax asset of $4.1 million (2013—$3.2 million; 2012—$5.8 million) in relation to the deficit in the UK pension scheme and an un-provided deferred tax asset of $4.9 million (2013—$3.7 million; 2012—$1.0 million) which relates to losses in overseas entities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

10    Property, plant and equipment

	Land and buildings $m	Fixtures and fittings $m	Computer equipment $m	Motor vehicles $m	Assets under construction $m	Total $m
Cost
Balance at 1 September 2012	35.5	11.9	7.5	1.3	—	56.2
Acquisitions through business combinations	31.5	4.5	2.7	0.0	8.9	47.6
Additions	11.4	6.0	5.2	0.2	3.1	25.9
Disposals	(0.4)	0.0	(0.3)	(0.2)	—	(0.9)
Transfers	4.4	0.0	0.0	—	(4.4)	0.0
Effect of movements in foreign exchange	1.3	0.3	0.3	0.0	0.0	1.9

Balance at 31 August 2013	83.7	22.7	15.4	1.3	7.6	130.7

Balance at 1 September 2013	83.7	22.7	15.4	1.3	7.6	130.7
Acquisitions through business combinations	2.9	0.7	0.1	0.0	—	3.7
Additions	12.5	11.3	9.2	0.8	28.0	61.8
Disposals	(1.3)	(0.9)	(2.0)	(0.0)	—	(4.2)
Transfers	9.5	—	—	—	(9.5)	—
Effect of movements in foreign exchange	(0.5)	(0.4)	—	0.0	(0.0)	(0.9)

Balance at 31 August 2014	106.8	33.4	22.7	2.1	26.1	191.1

Accumulated depreciation and impairment
Balance at 1 September 2012	11.4	4.8	3.3	0.6	—	20.1
Depreciation charge for the year	4.8	3.4	3.3	0.2	—	11.7
Disposals	(0.1)	(0.2)	(0.2)	(0.1)	—	(0.6)
Transfers	—	0.0	0.0	—	—	0.0
Effect of movements in foreign exchange	0.7	0.4	0.2	0.0	—	1.3

Balance at 31 August 2013	16.8	8.4	6.6	0.7	—	32.5

Balance at 1 September 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the year	11.7	5.8	5.6	0.3	—	23.4
Disposals	(1.2)	(0.9)	(2.0)	0.0	—	(4.1)
Transfers	0.0	—	—	0.0	—	0.0
Effect of movements in foreign exchange	(0.4)	(0.3)	(0.1)	0.0	—	(0.8)

Balance at 31 August 2014	26.9	13.0	10.1	1.0	—	51.0

Net book value
At 31 August 2012	24.1	7.1	4.2	0.7	—	36.1

At 31 August 2013	66.9	14.3	8.8	0.6	7.6	98.2

At 31 August 2014	79.9	20.4	12.6	1.1	26.1	140.1

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

11    Intangible assets

	Goodwill $m	Brand name $m	Customer relations $m	Contracts $m	Website & Intellectual property $m	Computer software $m	Total $m
Cost
Balance at 1 September 2012	446.2	24.5	34.8	0.7	—	1.4	507.6
Acquisitions through business combinations	230.6	31.5	36.9	—	2.6	0.5	302.1
Additions	—	—	—	—	—	0.3	0.3
Effect of movements in foreign exchange	10.4	0.4	0.2	(0.1)	0.0	(0.2)	10.7

Balance at 31 August 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7

Balance at 1 September 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7
Acquisitions through business combinations	12.5	14.9	20.0	—	—	—	47.4
Additions	—	—	—	—	0.4	0.3	0.7
Disposal	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	1.9	0.5	0.6	—	0.0	—	3.0

Balance at 31 August 2014	701.6	71.8	92.5	0.6	3.0	2.1	871.6

Accumulated amortisation and impairment
Balance at 1 September 2012	47.6	—	4.3	0.4	—	0.2	52.5
Amortisation for the year	—	0.3	4.4	0.1	0.2	0.7	5.7
Disposals	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(0.9)	—	(0.0)	(0.0)	0.0	(0.0)	(0.9)

Balance at 31 August 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3

Balance at 1 September 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortisation for the year	—	0.8	7.9	0.1	1.0	0.6	10.4
Disposals	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	2.6	—	0.0	—	—	—	2.6

Balance at 31 August 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1

Net book value
At 31 August 2012	398.6	24.5	30.5	0.3	—	1.2	455.1

At 31 August 2013	640.5	56.1	63.2	0.1	2.4	1.1	763.4

At 31 August 2014	652.3	70.7	75.9	0.0	1.8	0.8	801.5

        Goodwill is allocated to the Groups Cash Generating Units (CGU's) identified according to operating segment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

11    Intangible assets (Continued)

        A summary of the goodwill allocation is shown below:

	2013			2014
	Premium Schools $m	Other $m	Total $m	Premium Schools $m	Other $m	Total $m
China	280.3	—	280.3	278.9	—	278.9
Europe	142.7	6.4	149.1	142.7	6.8	149.5
ME/SEA	52.2	—	52.2	65.0	—	65.0
North America	158.9	—	158.9	158.9	—	158.9

	634.1	6.4	640.5	645.5	6.8	652.3

        The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5 year period discounted using pre-tax discount rates. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the education industry in which the CGU operates.

        The key assumptions used for value-in-use calculations in 2013 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	19.5%	11.3%	26.8%	29.4%	—
Long term growth rate (average)	2.0%	1.5%	2.0%	1.5%	—
Discount rate	13.4%	13.4%	13.4%	13.4%	13.4%

        The key assumptions used for value-in-use calculations in 2014 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	11.2%	19.0%	28.3%	63.8%	—
Long term growth rate (average)	2.0%	1.5%	2.0%	1.5%	—
Discount rate	7.6%	7.6%	7.7%	7.4%	7.4%

        In the year ended 31 August 2014, the results of the Premium School's business benefited from solid growth in student numbers both at the start of the first term as well as during the 2014/15 academic year. In addition, the acquisition and successful integration of the two schools from the acquisition of the Dover Court and Northbridge bodes well for the future as regards pupil numbers.

        Growth rates in North America are declining year on year due to existing capacity becoming more utilised. The figures do not include growth as a result of proposed campus expansion. As part of the Group's assessment of goodwill, the Group has performed sensitivity analyses of its discounted value in use calculations by applying discount rates ranging up to 41.5% and holding revenue projections levels at the forecast for 2015. Under these assumptions, no impairment would occur. Management therefore consider that no impairment is required to any of the goodwill or indefinite life intangible assets allocated to the Premium Schools business.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

11    Intangible assets (Continued)

        Individual intangible assets other than goodwill that are considered to be material to the Group are as follows:

		Brand Names
	Operating Segment	2013 $m	2014 $m
Collège Beau-Soleil	Europe	13.0	13.3
Collège Champittet	Europe	6.1	6.3
The Regent's International School	ME/SEA	5.0	5.0
British International School of Boston	North America	3.5	3.4
British School of Chicago	North America	5.1	5.0
British International School of Houston	North America	4.6	4.6
British School of Washington	North America	3.5	3.4
International College Spain	Europe	3.4	3.3
Compass International School Doha	ME/SEA	4.0	3.9
British School of Guangzhou	China	4.1	4.0
Dover Court Preparatory School	ME/SEA	—	7.2
Northbridge International School	ME/SEA	—	7.7
Other		3.8	3.6

		56.1	70.7

        The recoverable amount of individual intangible assets with indefinite useful lives, being brands associated with specific schools, is determined based on value in use calculations. These calculations use revenue projections based on financial projections approved by management and adjusted for royalty savings and trademark maintenance expenses covering a 5 year period discounted using pre-tax discount rates. Revenues beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the education industry in which the schools operate. The assumptions for revenue growth for the specific schools with indefinite life brands range from 18.0% to 36.0% (2013: 17.4% to 26.2%). The average long term growth rate used is 1.5% (2013: 1.5%) and the discount rate used is 7.6% (2013: 13.4%).

12    Subsidiaries

        The Group had the following interests in subsidiaries:

			Ownership
	Country of Incorporation	Class of shares held
			2013	2014
Holding companies
Nord Anglia Education Finance LLC +dS	USA	n/a	n/a	100%
Nord Anglia Education (UK) Holdings PLC +dSG	UK	Ordinary Deferred	100%	100%
Nord Anglia Education Limited* dSG	UK	Ordinary	100%	100%
NAE Hong Kong Limited* dSG	Hong Kong	Ordinary	100%	100%
Nord Anglia Education Development Services Limited* dSG	UK	Ordinary	100%	100%
Nord Anglia Middle East Holding S.P.C* SG	Bahrain	n/a	100%	100%

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

12    Subsidiaries (Continued)

			Ownership
	Country of Incorporation	Class of shares held
			2013	2014
Nord International Schools Limited* dSG	UK	Ordinary	100%	100%
EEE Enterprise Limited* dSG	BVI	Ordinary	100%	100%
Rice Education Hong Kong Limited* dSG	Hong Kong	Ordinary	100%	100%
Regent Pattaya Campus Management Co., Ltd. SH	Thailand	Ordinary	49%	49%
Saint Andrews International School Sukhumvit Campus Co., Ltd. SH	Thailand	Preference	49%	49%
NA Educational Services Limited* dSG	UK	Ordinary	100%	100%
NA Schools Limited* dSG	UK	Ordinary	100%	100%
WCL HoldCo Limited* dSG	UK	Ordinary	100%	100%
WCL Group Limited* dSG	UK	Ordinary	100%	100%
WCL Intermediate Holdings Limited* dSG	UK	Ordinary	100%	100%
WCL Services Limited* dSG	UK	Ordinary	100%	100%
WCL School Management Services Limited* dSG	UK	Ordinary	100%	100%
British Schools of America, LLC* dSG	USA	n/a	100%	100%
BST Holding, L.L.C.* SG	USA	n/a	100%	100%
British Schools of Texas, L.L.C.* SG	USA	n/a	100%	100%
WCL Intermediate Holdings Spain, S.L.U.* SG	Spain	n/a	100%	100%
International College 2, S.L.U.* SG	Spain	n/a	100%	100%
British International School Foundation* dG	Hungary	n/a	100%	100%
British International School Bratislava, s.r.o.^ S	Slovakia	n/a	100%	100%
BSG Limited* dSG	Hong Kong	Ordinary	100%	100%
Guangzhou Yingkai Investment & Consulting Co., Ltd.*	China	n/a	100%	100%
Uma Education Holdings Limited* dGS	BVI	Ordinary	100%	100%
Uma Education Hong Kong Limited* dGS	Hong Kong	Ordinary	100%	100%
WCL EBT Limited* S	UK	Ordinary	100%	100%
Nord Anglia (Beijing) Consulting Limited*	China	n/a	100%	100%
KG Investments Limited^	Jersey	n/a	100%	100%
KG Investments Limited, UK Branch*	n/a	n/a	100%	100%
KG (Beijing) Investment Consultant Co., Ltd.*	China	n/a	100%	100%
Neptune Education Holdings Limited*	Hong Kong	Ordinary	n/a	100%
Nord Anglia School (Hong Kong) Limited*	Hong Kong	n/a	100%	100%
*	China	n/a	100%	100%
Premium Schools
English International School Prague, s.r.o.^ S	Czech Republic	n/a	100%	100%
British International School Kindergarten, Primary and Secondary School*	Hungary	n/a	100%	100%
The British School Sp. z o.o.* dSG	Poland	n/a	100%	100%
The British International School, Shanghai*	China	n/a	100%	100%
British School of Beijing*	China	n/a	100%	100%
Collège Champittet SA* dSG	Switzerland	n/a	100%	100%
Collège Alpin Beau-Soleil SA* dSG	Switzerland	n/a	100%	100%
La Côte International School SA* dSG	Switzerland	n/a	100%	100%

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

12    Subsidiaries (Continued)

			Ownership
	Country of Incorporation	Class of shares held
			2013	2014
The Regent's School H	Thailand	n/a	49%	49%
British School of Washington, L.L.C.* SG	USA	n/a	100%	100%
British School of Boston, L.L.C.* SG	USA	n/a	100%	100%
British School of Chicago, L.L.C.* SGd	USA	n/a	100%	100%
British School of Houston, L.P.^ SGd	USA	n/a	100%	100%
International College Spain, S.A.U.* dSG	Spain	n/a	100%	100%
Education Overseas Qatar LLC GdSH	Qatar	n/a	49%	49%
Sukromna spojena skola British International School Bratislava*	Slovakia	n/a	100%	100%
Northbridge International School (Cambodia) Limited*	Cambodia	n/a	n/a	n/a
British American School of Charlotte, L.L.C.* GS	USA	n/a	100%	100%
WCL Academy of New York LLC* GS	USA	n/a	100%	100%
St. Andrews International School Bangkok (Sukhumvit)	Thailand	n/a	49%	49%
British School of Guangzhou*	China	n/a	100%	100%
Dover Court International School (Pte.) Ltd.*	Singapore	Ordinary	n/a	n/a
Nord Anglia International School, Hong Kong Limited*	Hong Kong	n/a	100%	100%
British International School LLC	Abu Dhabi	n/a	n/a	n/a
Nord Anglia International School L.L.C	Dubai	n/a	n/a	n/a
Learning Services
Nord Anglia Vocational Education and Training Services Ltd* dSG	UK	Ordinary	100%	100%
Brighton Education Learning Services Sdn. Bhd.*	Malaysia	n/a	100%	100%
Nord Anglia Education Sdn. Bhd.*	Malaysia	n/a	100%	100%
BSA Resource Solutions, LLC SG	USA	n/a	50%	50%
Fieldwork Education Limited* dSG	UK	Ordinary	100%	100%
WCL School Management Services (India) Limited*	UK	Ordinary	100%	100%
Overseas Schools SA*	Belgium	n/a	100%	100%
Nord Anglia Educational Consultancies Saudi Arabia Limited^	Sandi Arabia	n/a	100%	100%
EduAction (Waltham Forest) Limited	UK	Ordinary	50%	50%

*
Investment held indirectly by 100% owned subsidiary of the Group.

^
Investments held 100% within the Group by more than one subsidiary of the Group

+
The Companies denoted are direct subsidiaries of the Group

d
Material assets of subsidiary form part of security arrangement for borrowings (see note 16)

S
Share capital of subsidiary is pledged as security for borrowings (see note 16)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

12    Subsidiaries (Continued)

G
Subsidiary is a guarantor under the security arrangement for borrowings (see note 16)

H
The Group holds interests of less than 50% of certain companies. Where indicated, these companies are consolidated by the Group due to the 100% economic interests in these companies in the form of both the right to receive dividends and the right to full distribution on liquidation and/or majority voting rights.

13    Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities
	2013 $m	2014 $m	2013 $m	2014 $m
Property, plant and equipment	0.4	0.3	(6.6)	(6.6)
Intangible assets	—	—	(25.6)	(33.3)
Employee benefits	1.4	1.6	—	—
Tax value of loss carry-forwards	5.2	5.6	—	—
Provisions and accruals	14.2	13.4	(0.4)	(4.2)
Goodwill	—	—	(1.0)	(1.4)
Other	—	—	(1.7)	—

Tax assets/(liabilities)	21.2	20.9	(35.3)	(45.5)

Net tax liabilities	—	—	(14.1)	(24.6)

Movement in deferred tax during the prior year

	1 September 2012 $m	Recognised in income statement $m	Recognised in comprehensive income $m	Foreign exchange movements $m	Acquired in business combination $m	31 August 2013 $m
Property, plant and equipment	(0.4)	(3.5)	—	—	(2.3)	(6.2)
Intangible assets	(9.2)	0.6	—	(0.1)	(16.9)	(25.6)
Employee benefits	1.2	—	0.2	—	—	1.4
Tax value of loss carry-forwards	1.0	4.0	—	(0.1)	0.3	5.2
Provisions and accruals	3.6	2.7	—	—	7.5	13.8
Goodwill	(0.6)	(0.4)	—	—	—	(1.0)
Other	—	(1.7)	—	—	—	(1.7)

	(4.4)	1.7	0.2	(0.2)	(11.4)	(14.1)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

13    Deferred tax assets and liabilities (Continued)

Movement in deferred tax during the year

	1 September 2013 $m	Recognised in income statement $m	Recognised in comprehensive income $m	Foreign exchange movements $m	Acquired in business combination $m	31 August 2014 $m
Property, plant and equipment	(6.2)	—	—	(0.1)	—	(6.3)
Intangible assets	(25.6)	(1.2)	—	(0.1)	(6.4)	(33.3)
Employee benefits	1.4	0.1	0.2	(0.1)	—	1.6
Tax value of loss carry-forwards	5.2	0.4	—	—	—	5.6
Provisions and accruals	13.8	(4.5)	—	(0.1)	—	9.2
Goodwill	(1.0)	(0.3)	—	(0.1)	—	(1.4)
Other	(1.7)	1.8	—	(0.1)	—	—

	(14.1)	(3.7)	0.2	(0.6)	(6.4)	(24.6)

14    Trade and other receivables

	2013 $m	2014 $m
Trade receivables	50.8	74.3
Less: Provision for impairment of trade receivables (See note 21)	(1.1)	(4.7)

Net trade receivables	49.7	69.6
Prepayments	16.9	15.6
Accrued income	0.2	3.8
Other receivables	16.4	5.8

	83.2	94.8

Non-current
Other receivables	12.4	9.2

        Non-current receivables mainly relate to deposits on a Premium School site which is not recoverable for at least 12 months from this date. In the prior year this balance also included cash deposits that cannot be drawn until at least 12 months after the balance sheet date.

15    Cash and cash equivalents/bank overdrafts

	2013 $m	2014 $m
Cash and cash equivalents	222.9	256.4
Bank overdrafts	(51.8)	(90.2)

Cash and cash equivalents per cash flow statements	171.1	166.2

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

16    Other interest-bearing loans and borrowings

        This note provides information about the contractual terms of the Group and Company's interest-bearing loans and borrowings, which are measured at amortised cost. For more information about the Group's exposure to interest rate and foreign currency risk, see note 21, Financial instruments.

	2013 $m	2014 $m
Current liabilities
Current portion of secured bank loans and bank overdrafts	8.7	20.0
Current portion of Term loan due 2021	—	3.2
Current portion of 10.25% Senior secured notes due 2017	20.8	—
Current portion of 8.50% Senior PIK toggle notes due 2018	1.1	—

	30.6	23.2

Non-current liabilities
Secured bank loans and overdrafts	5.3	—
Term loan due 2021	—	499.2
10.25% Senior secured notes due 2017	484.6	—
8.50% Senior PIK toggle notes due 2018	140.5	—

	630.4	499.2

2013

        All borrowings are secured by a debenture creating fixed and floating charges over all of the material current and future assets of certain Group entities. The material subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain entities whose share capital has also been pledged as part of the security arrangement.

        In addition to the above, specific registered pledges have been made over certain bank accounts, assignment of receivables and assignment of insurance. At 31 August 2013, the carrying value of the bank accounts and receivables which have been pledged were $ 17.2 million and $1.5 million respectively.

2014

        All borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

16    Other interest-bearing loans and borrowings (Continued)

Terms and debt repayment schedule

	Currency	Nominal interest rate	Year of maturity	Face value 2013 $m	Carrying amount 2013 $m	Face value 2014 $m	Carrying amount 2014 $m
Working capital facility	RMB	6.6%	2014	13.9	13.9	—	—
10.25% Senior secured notes	US $	10.25%	2017	490.0	505.4	—	—
8.50% Senior PIK toggle notes	US $	8.50%	2018	150.0	141.6	—	—
Term loan*	US $		2019	—	—	513.7	502.4
Business loan	CHF	3.61%	2014	0.1	0.1	—	—
Revolving Credit Facility#	US $		2021	—	—	20.0	20.0

				654.0	661.0	533.7	522.4

        All interest is settled by cash payments on the required date.

*
The term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

#
Revolving credit facility under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net-leverage ratio, plus the applicable LIBOR rate.

        On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the "PIK Notes") pursuant to an indenture dated 1 February 2014 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

        On 28 March 2013, the Group issued $ 325.0 million of 10.25% Senior Secured Notes due 2017 (the "Notes") pursuant to an indenture dated 28 March 2013 between the Company, Citicorp International Limited as Trustee and Security Agent, Citibank NA. London branch as Paying Agent and Citigroup Global Markets Deutschland AG as Registrar. On 27 June 2013, the Company issued $165.0 million additional notes under the same indenture with the same terms and conditions (other than the issue date).

        On 31 March 2014, the Group entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a newly formed 100% wholly owned U.S. domestic limited liability company. On the same date, we drew down the term loan facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of 14 April 2014.

        On 31 March 2014, the Group also repaid and terminated our previous super senior revolving facility using proceeds from the initial public offering. (See note 4c)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

16    Other interest-bearing loans and borrowings (Continued)

        The exposure of the Group's borrowings to interest rate changes is as follows:

	2013 $m	2014 $m
Less than one year	30.6	23.2
Between one and five years	630.4	13.4
More than five years	—	485.8

	661.0	522.4

17    Trade and other payables

	2013 $m	2014 $m
Current
Trade payables due to third parties	12.3	12.4
Other taxes and social security	1.6	3.1
Amounts owed to parent undertaking	23.1	—
Amounts owed to related parties	1.5	0.2
Other payables	37.6	23.3
Accrued expenses	20.7	24.7
Deferred income	267.2	324.0

	364.0	387.7

Non-current
Other payables	38.5	55.9

        Non-current payables in the current year predominantly relate to a fair value lease provision adjustment of $16.5 million, pupil deposits of $18.6 million, refundable debentures of $5.2 million, deferred consideration in relation to the acquisition of Neptune Education Holdings Limited of $3.0 million and rental accruals of $8.2 million.

        In the prior year the non-current payables predominantly relate to deferred consideration ($7.5 million) for the acquisition of British International School LLC, Abu Dhabi, United Arab Emirates, due to Premier Education Holdings Limited, and an amount of $0.8 million in relation to an earn-out agreement due to Delphim SA, both of which are related parties (see note 25). Furthermore, this also includes a balance of $7.7 million in relation to the deferred rent in our US schools. In addition to this, a fair value adjustment ($22.0 million) arose in relation to the leases on our WCL acquisition.

18    Employee benefits

Pension plans

        The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group's employees in the UK and Switzerland.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

Defined contribution plans

        The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $1.2 million (2013—$1.0 million), recognised in the Consolidated income statement.

Defined benefit plans

United Kingdom

        The Group operates three defined benefit pension schemes in the UK. In each case the assets of the scheme are held as a segregated fund and administered by Trustees.

        A defined benefit scheme was established for Lifetime Careers employees (employed by a Group subsidiary)—("Lifetime"). Contributions are determined by independent professionally qualified actuaries on the basis of triennial valuations. JLT Benefit Solutions Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at 31 August 2011, using the projected unit method.

        Both the Nord Anglia Joint Pension Scheme ("Joint") and The Wyburn School Limited Pension and Life Assurance Scheme (1985) ("Wyburn") are closed schemes and are valued under the projected unit method. The most recent formal actuarial valuation for both of the schemes were performed at 1 September 2013 using the aggregate method which assess the adequacy of the fund to meet the minimum funding requirement and calculates contributions on the level of pensionable payroll to provide the retirement benefits for the members.

        Actuarial valuation reports have been requested by the Group for both the Nord Anglia Joint Pension Scheme and The Wyburn School Limited Pension and Life Assurance Scheme (1985). Given the underlying size of these schemes (4% of the consolidated pension assets and liabilities); any movement as a result of changes reported in the actuarial valuation would not be regarded as significant.

Closure of schemes

        At 31 August 2011, all three schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes, member contributions will no longer be made.

Overseas

        The most significant overseas schemes are the funded defined benefit schemes which operate in Switzerland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the Swiss schemes as at 31 August 2014. Additionally a defined benefit scheme is operated in Thailand.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

Overseas (Continued)

        The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme as at 31 August 2014. The details of the IAS 19 valuations are set out in the following tables:

Principal assumptions

        The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	UK		Switzerland
	2013%	2014%	2013%	2014%
Discount rate	4.90	4.20	2.20	1.80
Price inflation	3.65	3.40	1.50	1.50
Rate of increase in salaries	n/a	n/a	1.00	1.00
Rate of increase in pension payments	3.65	3.40	1.50	n/a
Expected return on plan assets	5.54	n/a	2.50	n/a

Mortality assumptions

        The assumptions relating to longevity underlying the UK pension liabilities at the balance sheet date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The following table illustrates the expectation of life of an average member retiring at age 65 at the reporting date.

		UK		Switzerland
		2013 years	2014 years	2013 years	2014 years
Retiring at reporting date at age 65:	Male	22.1	22.2	21.1	21.3
	Female	24.4	22.4	23.6	23.8

Rates of return on scheme assets

        The fair value of the assets in the defined benefit pension schemes are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m
Equities	22.8	28.0	—	—
Diversified Growth Assets	9.6	11.3	—	—
Corporate bonds	1.2	1.3	—	—
Cash	0.8	2.2	—	—
With profit funds	0.8	0.8	—	—
Insurance assets	—	—	21.1	22.8

	35.2	43.6	21.1	22.8

Actual return on plan assets	4.8	4.3	0.0	0.9

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

Movement in pension deficit during the financial year

        Changes in the fair value of defined benefit pension assets are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m
Opening fair value of the defined benefit pension assets	31.4	35.2	19.2	21.1
Interest income	1.7	1.9	0.5	0.5
Return on plan assets greater than discount rate	3.2	2.4	(0.5)	0.4
Contributions by employer	0.7	3.1	1.4	1.5
Contributions by members	—	—	1.3	1.2
Benefits paid	(0.9)	(1.6)	(1.2)	(2.4)
Foreign currency translation	(0.9)	2.6	0.4	0.5

Closing fair value of defined benefit pension assets	35.2	43.6	21.1	22.8

        Changes in the fair value of defined benefit pension obligation are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m
Opening defined benefit pension obligation	(56.8)	(51.1)	(24.2)	(27.4)
Current service cost	—	—	(1.6)	(1.9)
Past Service Cost	—	—	—	0.1
Interest cost	(2.1)	(2.6)	(0.5)	(0.7)
Actuarial gain/(losses)	5.5	(6.4)	(0.5)	(1.5)
Contributions by members	—	—	(1.3)	(1.2)
Benefits paid	0.9	1.6	1.2	2.4
Foreign currency translation	1.4	(3.7)	(0.5)	0.3

Closing defined benefit pension obligation	(51.1)	(62.2)	(27.4)	(29.9)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

        The amounts that have been charged to the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the three years ended 31 August 2014 are set out below:

	UK			Switzerland
	2012 $m	2013 $m	2014 $m	2012 $m	2013 $m	2014 $m
Analysis of the amount charged to operating profit:
Current service cost	—	—	—	(1.6)	(1.6)	(1.9)
Past service cost	—	—	—	—	—	0.1

Analysis of the amount (charged)/credited to finance (cost)/income:
Interest on defined benefit pension assets	1.6	1.7	1.9	0.5	0.5	0.5
Interest on defined benefit pension obligation	(2.1)	(2.1)	(2.6)	(0.6)	(0.5)	(0.7)

Net pension finance expense	(0.5)	(0.4)	(0.7)	(0.1)	0.0	(0.2)

Total charged to the Consolidated Income Statement	(0.5)	(0.4)	(0.7)	(1.7)	(1.6)	(2.0)

Analysis of the amount recognised in the Consolidated Statement of Comprehensive Income:
Actuarial gains/(losses) on defined benefit pension assets	(15.4)	8.7	(6.4)	(0.9)	(1.0)	(1.5)
Return on plan asset excl. interest income	—	—	2.4	—	—	0.4

Total gains/(losses) recognised in the Consolidated Statement of Comprehensive Income	(15.4)	8.7	(4.0)	(0.9)	(1.0)	(1.1)

        The cumulative losses recognised through the Consolidated Statement of Comprehensive Income since the date of transition to IFRS (1 September 2009) are UK: $6.9 million (2012: $11.6 million; 2013: $2.9 million); and since the date of acquisition—Switzerland: $3.0 million (2012: $0.9 million; 2013: $1.9 million).

Summary of movements in the deficit during the financial year

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m
Deficit in schemes at the beginning of the year	(25.4)	(15.9)	(5.0)	(6.3)
Current service cost	—	—	(1.6)	(1.9)
Past service cost	—	—	—	0.1
Net pension finance expense	(0.4)	(0.7)	0.0	(0.2)
Return on plan asset, excluding amount included in interest expense	—	2.4	—	0.4
Contributions by employer	0.7	3.1	1.4	1.5
Foreign currency translation	0.5	(1.1)	(0.1)	0.8
Actuarial gains/(losses)	8.7	(6.4)	(1.0)	(1.5)

Deficit in schemes at the end of the year net of deferred tax	(15.9)	(18.6)	(6.3)	(7.1)

        Deficit in the Thailand pension scheme amounted to $0.1 million (2013: $0.0 million).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

History of movements

        The historical movement in defined benefit pension schemes' assets and liabilities are as follows:

	2010 $m	2011 $m	2012 $m	2013 $m	2014 $m
Closing fair value of defined benefit pension assets	27.6	50.3	50.6	56.3	66.4
Present value of liabilities	(37.0)	(64.9)	(81.0)	(78.5)	(92.2)

Pension deficit	(9.4)	(14.6)	(30.4)	(22.2)	(25.8)

Expected contributions

        A funding plan in respect of the Lifetime scheme has been agreed with the trustees for the period from September 2013 to 2020. An amount of $2.9 million was paid in September 2014 (September 2013 $2.7 million). Payments increase by 3% each year, culminating in a final payment under this scheme of $3.3 million by 30 September 2020.

        The Group expects to make normal cash contributions of approximately $4.7 million (2013: $4.2 million) to defined benefit schemes in the financial year ending 31 August 2015.

Share-based payments

2014 Equity Incentive Award Plan

        Share options are granted to directors and selected employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee remaining in employment during the vesting period. The 1st allocation of options are exercisable in January 2015 and options thereafter are exercisable on the anniversary of the grant.

        Under the 2014 Equity Incentive Award Plan ("2014 Incentive Plan"), 9,800,000 of our ordinary shares have been reserved for issuance pursuant to a variety of share-based compensation awards that may be awarded under the 2014 Incentive Plan. The maximum number of our ordinary shares that may be subject to one or more awards granted to any person pursuant to the 2014 Incentive Plan during any calendar year will be 1,200,000 and the maximum amount that may be paid in cash to any one person during any calendar year with respect to one or more awards payable in cash shall be $10.0 million. However, no non-employee director will be granted awards pursuant to the 2014 Incentive Plan with an aggregate value in excess of $5.0 million during any fiscal year.

        None of the awards vested in the period.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

Share-based payments (Continued)

2014 Equity Incentive Award Plan (Continued)

        A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

Issued 2014
Exercise price	$18.00
Equity price	$18.00
Volatility	33.63%
Dividend yield	0%
Risk free interest rate	1.79%
Expected life to exercise	6.25 years
Number of shares awarded	451,100

Lapsed scheme

        In the prior year the issuing entity was changed from Nord Anglia Education (UK) Holdings PLC to its immediate parent undertaking Nord Anglia Education Inc. The employing entity also changed from NAE Limited to NAE Hong Kong Limited. There are no other changes to the terms of the scheme. Management has reassessed the vesting conditions of the awards, the awards will now vest at the earlier of February 2015 or a complete exit by Baring Private Equity Asia.

        Management has been issued shares based on their level of seniority. When vesting conditions are met the number of shares held by management will multiply in accordance with the ratchet attached to that class of shares. The vesting of shares will be satisfied by adjusting the ownership of the equity between the parent company and management. If the full IRR is satisfied, the stake owned by the employees would be 16.7%. The ratchet by class of share is noted below:

2013:

IRR	B shares	C shares	D shares	E shares
Less than 18%	3.514	3.347	3.606	Not applicable
18% to 25%	4.514	4.347	4.606	2
25% to 35%	5.514	5.347	5.606	3
35% +	6.514	6.347	6.606	4

        A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Shares issued 2013	Shares issued 2012	Shares issued 2011	Shares issued 2010
Exercise price	$0.016281	$0.016281	$0.016281	$0.01551
Equity price	$1.37	$1.37	$0.1791	$0.1160
Volatility	100%	100%	100%	100%
Dividend yield	0%	0%	0%	0%
Risk free interest rate	6%	6%	5%	5%
Expected life to exercise	3 years	3 years	1.5 years	2.5 years
Number of shares exercised	51,599	222,800	360,145	1,059,414

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

18    Employee benefits (Continued)

Lapsed scheme (Continued)

        The fair value of each share was calculated as 2013—$1.37 (2012—$1.37; 2011—$0.1791; 2010—$0.1160).

        In accordance to the articles of association effective at that point, the redemption at par value of deferred shares and redeemable A ordinary shares from Premier Education Holdings Ltd and other classes of redeemable ordinary shares from other shareholders to give effect to a ratchet mechanism that increases the percentage shareholding of certain shareholders, primarily our management and employees. On 31 March 2014, the vesting conditions were satisfied and the stake held by the employees at that point were adjusted at the 25% to 35% level of IRR. All classes of ordinary shares B-E has been converted into ordinary shares on 31 March 2014. (See note 20)

        No further options will be granted under this scheme and has been replaced by the 2014 Equity Incentive Award Plan.

19    Provisions for other liabilities and charges

	Property $m	Other $m	Total $m
Balance at 1 September 2012	0.9	4.5	5.4
Provisions made during the year	—	3.8	3.8
Provisions used during the year	(0.7)	(2.2)	(2.9)
Provisions reversed during year	(0.2)	(0.3)	(0.5)
Foreign exchange	—	0.0	0.0

Balance as at 31 August 2013	—	5.8	5.8

Balance at 1 September 2013	—	5.8	5.8
Provisions made during the year	—	0.1	0.1
Provisions used during the year	—	(4.2)	(4.2)
Provisions reversed during the year	—	—	—
Foreign exchange	—	0.0	0.0

Balance at 31 August 2014	—	1.7	1.7

Non-current	—	1.2	1.2
Current	—	0.5	0.5

	—	1.7	1.7

        Provisions for property at the beginning of the year related to lease dilapidations and future lease costs resulting from the restructuring of the business within the Learning Services division. The majority of the provision has utilised while an element of the provision in excess of the utilised amount during the year has released.

        Other provisions relate to school acquisition costs and costs associated with the integration of newly acquired subsidiaries and overseas employees. The overseas employees provision is likely to be utilised over several years, although the timing of utilisation is uncertain. The remaining balance is classified as current at the year end.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

20    Capital and reserves

Group and Company

Share capital

Authorised	No.	2013 $m	No.	2014 $m
Ordinary shares of $0.01 each	—	—	2,000,000,000	20.0
Ordinary shares 'A' of $0.016281 each	300,000,000	4.8	—	—
Ordinary shares 'B' of $0.016281 each	841,623	0.0	—	—
Ordinary shares 'C' of $0.016281 each	210,406	0.0	—	—
Ordinary shares 'D' of $0.016281 each	273,527	0.0	—	—
Ordinary shares 'E' of $0.016281 each	3,000,000	0.1	—	—
Ordinary shares 'F' of $0.016281 each	801,653	0.0	—	—
Ordinary shares 'G' of £0.01 each	100,000,000	1.6	—	—
Deferred shares of $0.016281 each	200,000,000	3.3	—	—
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	—	—
Preference shares of $1.00 each	65,246,057	65.2	—	—
New preference shares of $0.01 each	4,475,805	0.1	—	—

At 31 August	7,174,849,071	140.1	2,000,000,000	20.0

Allotted, called up and fully paid	No.	2013 $m	No.	2014 $m
Ordinary shares of $0.01 each	—	—	97,747,778	1.0
Ordinary shares 'A' of $0.016281 each	137,045,844	2.2	—	—
Ordinary shares 'B' of $0.016281 each	841,623	0.0	—	—
Ordinary shares 'C' of $0.016281 each	210,406	0.0	—	—
Ordinary shares 'D' of $0.016281 each	136,763	0.0	—	—
Ordinary shares 'E' of $0.016281 each	2,212,188	0.1	—	—
Ordinary shares 'F' of $0.016281 each	801,653	0.0	—	—
Deferred shares of $0.016281 each	100	0.0	—	—
Dollar deferred shares of $0.01 each	—	0.0	—	—
Preference shares of $1.00 each	65,246,057	65.2	—	—
New preference shares of $0.01 each	2,113,052	0.0	—	—

At 31 August	208,607,686	67.5	97,747,778	1.0

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

20    Capital and reserves (Continued)

	Ordinary shares $m	Redeemable preference shares $m	Share premium $m
At 31 August 2012	2.2	65.2	255.2
Issued during the year	0.1	0.0	140.0
Share redemption	—	(0.0)	(138.7)

At 31 August 2013	2.3	65.2	256.5
Issued during the year	1.0	0.0	366.9
Transaction cost recognised directly in equity	—	—	(29.6)
Return of capital to pre IPO shareholders	—	—	4.0
Forgiveness of the loan	—	—	14.3
Distribution to parent	—	—	(15.0)
Share redemption	(2.3)	(65.2)	—

At 31 August 2014	1.0	—	597.1

	2013 $m	2014 $m
Shares classed as liabilities	—	—
Shares classified in shareholders' funds	67.5	1.0

At 31 August	67.5	1.0

        The holders of Ordinary, A, B, C and D Ordinary shares are entitled to receive notice of, attend, speak and vote at any general meeting of the Company. The holders of E, F and deferred shares do not have any of the above entitlements. The Ordinary shares are entitled to receive dividends.

        The New preference shares are redeemable at any time at the option of the Company. The amount payable on redemption is the "Aggregate Value". The aggregate values are $447,579,973 and $142,741,843 for the new preference shares and preference shares respectively, each compounded at a 12% yield annually, commencing 29 February 2012 for the new preference shares and 14 August 2013 for the preference shares. On redemption, any amount paid by the Company in excess of the carrying value of the shares is deducted from share premium. On 31 March 2014, the new preference shares were converted into 12,908,465 ordinary shares and preference shares converted into 10,818,879 ordinary shares. For the purposes of the redemption or conversion of the preference shares, the term "Aggregate Value" has the meaning given to it by the current articles of association of the Company.

        The holders of the preference shares are not entitled to receive dividends and are not entitled to receive notice of, attend, speak at or vote at any general meetings of the Company.

        The holders of the new preference shares are entitled to receive dividends and are not entitled to receive notice of, attend, speak at or vote at any general meetings of the Company.

        The preference shares and New preference shares are convertible at the option of the Company into such number of A ordinary shares in the Company as have a market value equal to the "Aggregate Value".

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

20    Capital and reserves (Continued)

        On 6 December 2013, the Company issued 1 preference share with an aggregate nominal par value of $1 with a share premium of $3.8 million per share was issued with Premier Education Holdings Limited (immediate parent company) for financing purposes.

        On 17 February 2014, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $14.5 million per share. The share was issued to Premier Education Holdings Limited in respect of the outstanding consideration due on the transfer of British International School Abu Dhabi LLC to the Group. (see note 4e)

        On 31 March 2014, the Company completed its initial public offering and issued 21,850,000 ordinary shares of $16.00 per share, raising gross proceeds of $349.6 million. This included shares issued pursuant to the exercise of the underwriters' overallotment option, raising net proceeds of $320.0 million, net of offering costs. On the same day the existing 208,607,689 ordinary and preference shares were redeemed and replaced with 75,897,778 ordinary shares of the Company.

        On 20 May 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $133.4 million per share. The share was issued to Premier Education Holdings Limited for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2).

        On 14 August 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $6.6 million per share. The share was issued to Premier Education Holdings Limited (immediate parent company). The total share premium following the previous 3 transactions is now $256.5 million.

        On 2 February 2013, 1,237,217 new preference shares with a par value of $0.01 were redeemed. The redeemed new preference shares had a share premium of $138.7 million attached. This was following the issuance of the 8.50% Senior PIK toggle notes due 2018 as a return of equity to the new preference shareholders.

Currency translation reserve

        The currency translation reserve comprises all foreign exchange differences arising since 1 September 2009, the transition date to IFRSs, from the translation of the financial statements of foreign operations.

Other reserves

        Other reserves relate to the capital contributions reserve created upon the settlement of loan notes issued to the parent company and senior management. During the year, Nord Anglia International School, Hong Kong ("HKIS") introduced non-refundable nomination rights and is designated to finance the capital expenditure of the school.

21    Financial instruments

21    (a) Fair values of financial instruments

Trade and other receivables

        The fair value of trade and other receivables, is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

Trade and other payables

        The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

Cash and cash equivalents

        The fair value of cash and cash equivalents is estimated as its carrying amount where the cash is repayable on demand. Where it is not repayable on demand then the fair value is estimated at the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date.

Interest-bearing borrowings

        Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the effective rate of interest at the balance sheet date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Derivative financial instruments

        The fair value of interest rate swaps is determined through the use of valuation techniques which maximise observable market data as the instruments are not traded in an active market.

Fair values

        The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2013 $m	Fair value 2013 $m	Carrying amount 2014 $m	Fair value 2014 $m
IAS 39 categories of financial instruments
Loans and receivables
Cash and cash equivalents (note 15)	171.1	171.1	166.2	166.2
Other loans and receivables	75.1	75.1	81.5	81.5

Total financial assets	246.2	246.2	247.7	247.7

Financial liabilities measured at amortised cost
Other interest-bearing loans and borrowings (note 16)	(661.0)	(713.4)	(522.4)	(522.4)
Trade and other payables	(111.8)	(111.8)	(111.2)	(111.2)

Total financial liabilities	(772.8)	(825.2)	(633.6)	(633.6)

Net financial instruments	(526.6)	(579.0)	(385.9)	(385.9)

21    (b) Credit risk

Financial risk management

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

from customers, cash and bank balances, and derivatives. This credit risk is minimised by a policy under which the Group only enters into such contracts with companies, governments, banks and financial institutions with strong credit ratings within limits set for each organisation. In respect of derivatives, dealing activity is closely controlled and counterparty positions are monitored regularly. No credit limits were exceeded during the year and the Group does not anticipate that any losses will arise from non-performance by these counterparties.

Exposure to credit risk

        The carrying amount of financial assets other than cash and cash equivalents represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was $ 81.5 million (2013—$75 .1 million) being the total of the carrying amount of financial assets.

Financial assets

        The maximum exposure to credit risk for financial assets at the balance sheet date by currency was:

	2013 $m	2014 $m
Sterling	7.2	4.6
Dollar and Dollar peg currencies	22.9	30.4
Chinese Renminbi	15.0	3.9
European currencies (excluding Sterling)	8.6	11.3
Malaysian Ringgit	4.6	0.8
Swiss Franc	13.7	25.3
Thai Baht	3.1	3.0
Singapore Dollar	—	2.2

	75.1	81.5

        The maximum exposure to credit risk for financial assets at the balance sheet date by type of counterparty was:

	2013 $m	2014 $m
School fees	40.1	60.4
Amounts receivable through other contracts	9.6	9.3
Cash deposit accounts	13.9	—
Others	11.5	11.8

	75.1	81.5

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

Credit quality of financial assets and impairment losses

        The ageing of trade receivables at the balance sheet date was:

	Gross 2013 $m	Net after impairment 2013 $m	Gross 2014 $m	Net after impairment 2014 $m
Not past due	24.7	24.7	40.9	40.8
Less than 1 month past due	11.2	11.2	8.2	8.2
1—3 months past due	11.2	11.2	20.8	20.5
More than 3 months past due	3.7	2.6	4.4	0.1

	50.8	49.7	74.3	69.6

        The Group defines impaired trade receivables to include those in legal hands or unrecoverable due to financial difficulties. The trade receivables that are past due but not impaired relate to customers for whom there is no history of default.

        The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013 $m	2014 $m
Balance at 1 September	0.9	1.1
Impairment loss recognised	0.9	3.9
Impairment loss reversed	(0.7)	(0.3)
Effect of foreign exchange movements	0.0	0.0

Balance at 31 August	1.1	4.7

21    (c) Liquidity risk

Financial risk management

        Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

        The Group aims to maintain a flexible borrowing structure by combining committed bank borrowing facilities with additional overdraft and capital facilities. The Group monitors its future funding requirements over the short to medium term such that it can take actions to supplement its operating cash flows to service future debt obligations where appropriate.

        Management monitors rolling forecasts of the Group's liquidity resources (comprising the undrawn borrowing facility, and cash and cash equivalents) on the basis of expected cash flow. This is carried out at both Group level and local level in the operating companies of the Group in accordance with practice and limits set by the Group. These limits vary by location to take into account the liquidity of the market in which the entity operates. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements, and maintaining debt financing plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

21    (c) Liquidity risk (Continued)

        The table below analyses the Group's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

        The financial statements are prepared on the going concern basis. The balance sheet shows that assets exceed liabilities by $194.1 million. The directors have considered the future forecasts and on-going strategy when assessing the needs of the Group and consider the Group has adequate resources at its disposal to continue its operations for the foreseeable future. Further details are included in note 1.

        The Group has complied with all covenants included in the various debt facilities and instruments.

Borrowing facilities

        The Group has a $515.0 million term loan facility and a Revolving Credit Facility of $75.0 million (2013: $40.0 million) of which $20.0 million (2013: $nil) was drawn down as overdraft facilities.

        As at 31 August 2014, there were undrawn borrowing facilities at the balance sheet date of $55.0 million (2013—$40.0 million) and the outstanding balance of the term loan facility was $513.7 million.

Liquidity risk—Group

        The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2013					2014
	Undiscounted contractual cashflows $m	1 year or less $m	1 to <2 years $m	2 to <5 years $m	5years and over $m	Undiscounted contractual cashflows $m	1 year or less $m	1 to <2 years $m	2 to <5 years $m	5years and over $m
Non-derivative financial liabilities
Borrowings	912.6	71.8	68.5	772.3	—	688.4	48.6	28.7	85.9	525.2
Finance lease liabilities	0.0	0.0	0.0	—	—	0.0	0.0	—	—	—
Trade and other payables	111.8	103.5	7.7	0.6	—	111.2	60.5	7.6	18.4	24.7

	1,024.4	175.3	76.2	772.9	—	799.6	109.1	36.3	104.3	549.9

21    (d) Market risk

Financial risk management

        Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

21    (d) Market risk (Continued)

Market risk—Foreign currency risk

        The Group has significant and expanding international operations trading in non US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group's consolidated US dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to the Group's assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in US dollars and euros to try to minimise exchange fluctuation risks.

        In consideration of benefits against cost, the Group does not hedge its translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

        The Group's exposure to foreign currency risk is as follows. This is based on the carrying amount for monetary financial instruments except derivatives when it is based on notional amounts.

31 August 2013

	Sterling $m	European currencies $m	US dollar and US dollar peg $m	Chinese Renminbi $m	Swiss Franc $m	Malaysian Ringgit $m	Thai Baht $m	Total $m
Cash and cash equivalents	12.8	49.0	(31.7)	116.0	16.6	0.2	8.2	171.1
Trade receivables	4.7	7.9	19.5	0.2	11.5	3.7	2.2	49.7
Other receivables	2.5	0.5	1.7	9.6	0.2	0.9	0.9	16.3
Other non-current receivables	0.0	0.2	1.7	5.3	1.9	—	—	9.1
Secured bank loans and overdrafts	—	—	(647.0)	(13.9)	(0.1)	—	—	(661.0)
Trade and other payables	(15.4)	(5.9)	(54.1)	(20.9)	(11.7)	(1.6)	(2.2)	(111.8)

Balance sheet exposure	4.6	51.7	(709.9)	96.3	18.4	3.2	9.1	(526.6)

31 August 2014

	Sterling $m	European currencies $m	US dollar and US dollar peg $m	Singapore Dollar $m	Chinese Renminbi $m	Swiss Franc $m	Malaysian Ringgit $m	Thai Baht $m	Total $m
Cash and cash equivalents	10.8	54.0	(58.1)	12.5	130.2	6.9	0.1	9.8	166.2
Trade receivables	3.9	9.9	27.2	2.1	0.2	23.0	0.8	2.5	69.6
Other receivables	0.7	0.4	1.4	0.1	2.6	0.4	0.0	0.3	5.9
Other non-current receivables	0.0	1.1	1.8	—	1.0	1.9	—	0.2	6.0
Secured bank loans and overdrafts	—	—	(522.4)	—	—	—	—	—	(522.4)
Trade and other payables	(8.6)	(6.8)	(57.9)	(0.8)	(21.5)	(12.7)	(0.0)	(2.9)	(111.2)

Balance sheet exposure	6.8	58.6	(608.0)	13.9	112.5	19.5	0.9	9.9	(385.9)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

21    (d) Market risk (Continued)

Market risk—Foreign currency risk (Continued)

Sensitivity analysis

        A 1% strengthening of the following currencies against the US dollar at 31 August would have increased/(decreased) equity and profit or loss by the amounts shown below. This calculation assumes that the change occurred at the balance sheet date and had been applied to risk exposures existing at that date.

        This analysis assumes that all other variables, in particular other exchange rates and interest rates, remain constant. The analysis is performed on the same basis for the year ended 31 August 2013.

	Profit or loss		Equity
	2013 $m	2014 $m	2013 $m	2014 $m
Sterling	0.3	1.1	0.6	2.2
European currencies (excluding Sterling)	0.1	0.1	0.3	(0.0)
Chinese Renminbi	0.5	0.1	0.4	0.1
Swiss Franc	0.0	(0.0)	0.0	(0.1)

        A 1% weakening of the above currencies against the US dollar at 31 August would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Market risk—Interest rate risk

Profile

        At the balance sheet date the interest rate profile of the Group's interest-bearing financial instruments was:

	2013 $m	2014 $m
Fixed rate instruments
Financial liabilities	647.0	—

Variable rate instruments
Financial liabilities	14.0	522.4

        The Group does not apply hedge accounting for any of its derivative financial instruments. As such the Group recognises changes in fair value in respect of any of its derivatives immediately in its income statement.

        The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's debt is predominately variable.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

21    Financial instruments (Continued)

21    (d) Market risk (Continued)

Market risk—Interest rate risk (Continued)

        At the 31 August 2014, all of the Groups borrowings were issued at variable interest rates. The impact of a 1% increase in interest rates on the Group's variable interest rate debt not covered by the derivative financial instruments would be to increase the Group's interest charge by approximately $5. 3 million

        The Group analyses its interest rate exposure on a regular basis.

21    (e) Capital management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell fixed assets to reduce debt.

        The Group monitors capital on the basis of the debt:equity ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including 'current and non-current borrowings' as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt.

        On 31 March 2014, the Group entered into a credit agreement for a $515.0 million senior secured term loan facility and a $75.0 million revolving credit facility. The Group discharged its obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of 14 April 2014. Prior to entry into the senior secured term loan facility in March 2014, the Group monitored the Fixed Charge Cover Ratio ("FCCR"—Consolidated EBITDA divided by Consolidated Interest Expense as defined in the indenture governing the $490m senior secured notes). Post entry into the senior secured term loan facility, the Group monitors the Net Leverage Ratio ("NLR"—Debt less Cash and Cash Equivalents divided by Consolidated EBITDA as defined in the facility agreement. In the credit agreement for the senior secured term loan facility, debt is defined as the greater of the Balance Sheet amount of all the debt or the par value of such debt and Consolidated EBITDA is adjusted for the full year impact of acquisitions and interest receivable). The relevant ratios for the three years ended 31 August 2014 were as follows:

	2012 $m	2013 $m	2014 $m
Total borrowings	340.7	661.0	522.4
Less cash and cash equivalents	(108.5)	(171.1)	(166.2)

Net debt	232.2	489.9	356.2
Total equity	43.8	20.0	194.1

Total capital	276.0	509.9	550.3

Net debt to total equity ratio	5.3:1	24.5:1	1.8:1

Fixed charge coverage ratio (FCCR)*	2.26	2.25	n/a

Net leverage ratio (NLR)**	2.98	3.14	2.75

*
FCCR monitored from 22 March 2012 to 31 March 2014

**
NLR monitored from 31 March 2014. 2012 and 2013 figures are unaudited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

22    Operating leases

        Future aggregate minimum lease payments are as follows:

	2013 $m	2014 $m
Land and Buildings
Less than one year	47.4	53.9
Between one and five years	186.7	204.1
More than five years	351.5	454.4

	585.6	712.4
Other
Less than one year	0.4	0.4
Between one and five years	0.3	0.7

	0.7	1.1

	586.3	713.5

        Operating leases are payable at market rates and are not subject to any restrictions other than those that would normally be expected to apply to such agreements. Agreements in respect of properties may be subject to renewal according to the landlord's terms. There are no new terms of renewal applicable to any other operating lease agreements.

        The disclosures for 2013 have been represented to better reflect the lease agreements in place at 2013.

23    Commitments

Capital commitments

	2013 $m	2014 $m
Contracted but not provided for	4.3	3.0
Authorised but not contracted or provided for	27.8	28.6

	32.1	31.6

        All capital commitments relate to tangible assets.

24    Contingencies

        In 2014 all borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

        The Group has provided the following bank guarantees:

        To SCTAI Anglo Iskola KFT for €0.3 million ($0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million ($0.6 million) and the guarantee expires on 2 February 2015.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

24    Contingencies (Continued)

        To Abu Dhabi Education Council for AED 1.4 million ($0.4 million) which is open ended.

        To Dubai Islamic Bank for AED36.0 million ($9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 15 September 2017.

25    Related party transactions

Entities with significant influence over the Group

        Premier Education Holdings Limited owns 72.2% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 100% of Premier Education Holdings Limited.

Transactions with related parties

        During the year the Group and Company entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 August with other related parties are as follows:

	Amounts owed by related parties at 2013 ($m)	Amounts owed to related parties at 2013 ($m)	Amounts owed by related parties at 2014 ($m)	Amounts owed to related parties at 2014 ($m)
Entities with significant influence over the Group:
Premier Education Holdings Limited	—	30.6	—	—

	—	30.6	—	—

Other related parties	—	2.3	—	0.8

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business
Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

        On 20 February 2013, Premier Education Holdings Limited (immediate parent company) exchanged all of its ordinary shares, preferred shares and loan notes held in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. in exchange for Nord Anglia Education, Inc. ordinary shares, preferred shares and loan notes with equivalent economic terms to the original Nord Anglia Education (UK) Holdings PLC shares and loan notes. Concurrent with this, senior management and other related parties each exchanged their ordinary shares and loan notes as applicable in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. for Nord Anglia Education, Inc. ordinary shares and loan notes with equivalent terms to the Nord Anglia Education (UK) Holdings PLC shares and loan notes.

        As a result of the above transactions, Nord Anglia Education, Inc. became the immediate parent company of Nord Anglia Education (UK) Holdings PLC and a subsidiary of Premier Education Holdings Limited.

        Further details of the exchange are disclosed in note 20.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

25    Related party transactions (Continued)

        Also included in the consolidated financial statements are the following balances resulting from transactions with Senior Management of Nord Anglia Education, Inc. and shareholdings held by Senior Management:

Shareholdings—2013	Number of shares held at 31 August 2013 No.	Shares redeemed during the year 2013 No.	Shares issued during the year 2013 No.	Value 2013 $m
Ordinary 'B' shares	841,623	—	841,623	0.0
Ordinary 'C' shares	210,406	—	210,406	0.0
Ordinary 'D' shares	136,763	—	136,763	0.0
Ordinary 'E' shares	2,212,188	—	2,212,188	0.1
New preference shares	15,450	(9,047)	24,497	0.0

Shareholdings—2014	Number of shares held at 31 August 2014 No.	Number of shares issued at 31 August 2014 No.	Shares cancelled during the year 2014 No.	Number of shares held at 31 August 2013 No.	Value 2014 $m
Ordinary shares	3,465,810	3,465,810	—	—	0.0
Ordinary 'B' shares	—	—	(841,623)	841,623	0.0
Ordinary 'C' shares	—	—	(210,406)	210,406	0.0
Ordinary 'D' shares	—	—	(136,763)	136,763	0.0
Ordinary 'E' shares	—	—	(2,212,188)	2,212,188	0.0
New preference shares	—	—	(15,450)	15,450	0.0

        Remuneration of senior management is disclosed in note 7 of the consolidated financial statements.

        The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the balance sheet date the jointly controlled entity was owed an amount of $1.1 million (2013—$1.1 million) by the Group which is included within other creditors due less than one year.

        During the year ended 31 August 2014, consistent with 31 August 2013 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management.

	Balance at 31 August 2014 ($m)	Rental charge for the period ($m)	Balance at 31 August 2013 ($m)	Rental charge for the period ($m)
Leosolis SA	0.2	3.4	nil	3.3
Hunters SA	nil	1.0	nil	0.9
Toumim SA	nil	0.5	nil	0.3
Delphim SA	0.8	3.5	2.3	3.3
La Renardières Service SA	nil	0.7	nil	0.5

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

25    Related party transactions (Continued)

        There is a rental guarantee made to Delphim SA for CHF1.4 million in respect of a 14 year lease of school premises in Switzerland. The annual payment under this lease are CHF3.1 million ($3.4 million) and the guarantee expires on 31 August 2026.

        In addition to the above, the vendor was also paid a consultancy fee of $1.2 million (2013: $0.3 million) and reimbursement of costs $1.2 million (2013: $1.8 million).

        Included within other creditors is an amount of $0.8 million (current $0.2 million, non-current $0.6 million) 2013: $2.3 million (current: $1.5 million, non-current: $0.8 million). The $0.8 million is due to the vendor of College Champittet for the earn-out agreement and is to be settled over the next 4 years (2013: $1.0 million to be settled over 5 years). The remaining $1.3 million in 2013 relates to the deferred consideration which is due to the vendor for the initial purchase of College Champittet by Premier Education Holdings Limited (formerly known as Premier Education Holdings s.a.r.l.). The repayment date for this deferred consideration is 1 September 2013. These amounts relate to the original purchase of the trade and assets of College Champittet by the corporate vehicle (Cime Services SA) used to purchase College Champittet.

        During the year ended 31 August 2014, $15.0 million (2013: $3.3 million; 2012: $nil) was paid to Premier Education Holdings, the ultimate parent of the Group in respect of the termination of professional services and consultancy agreement in 2014 and management and consultancy fees in 2013. Furthermore, $0.2 million (2013: $0.4 million; 2012: $0.1 million) was paid to Barings Private Equity Asia for the reimbursement of travelling expenses. In 2012, an amount of $1.1 million of legal related expenses in relation to acquisitions were passed down from Barings Private Equity Asia to the Group. In the prior year, $6.5 million was paid to Barings Private Equity Asia for the transaction fee in relation to the issuance of the $325.0 million of 10.25% Senior secured notes due 2017 by Nord Anglia Education (UK) Holdings PLC.

        During the year ended 31 August 2014, $61.2 million (2013: $137.1 million; 2012: $112.2 million) of preference share redemption premium was paid to PEH and the carrying value of the shares redeemed was $0.0 million, (2013: $0.0 million; 2012: $0.0 million).

        Included within the transactions with PEH is the $19.5 million consideration in respect of the transfer of British International School Abu Dhabi ('BISAD') in the prior year. The remaining balance ($14.5 million) was settled as part of the share cancellation and recapitalisation (see note 20).

        On 23 December 2009, Nord Anglia Education Limited, the British International School Shanghai, Ms. Tang and her affiliates entered into an agreement in respect of the purchase of any past and all future rights under the profit share agreement among those parties. This agreement was amended by the parties on August 23, 2010. Under the amended profit share buyout agreement, the Group agreed to purchase any such past and all future rights under the profit share agreement and that payment for these rights would be made in two tranches. The first payment tranche of $9.4 million (RMB 64 million) was made on 1 September 2010. The Group had accrued a further $7.5 million for final payment on 31 December 2010. Thus an amount of $16.9 million was included in exceptional items. However, the payment was delayed until 12 January 2011 thus incurring a late penalty fee and uplift in the exchange rate between the RMB and US$, therefore the amount paid was $8.2 million.

        On 24 February 2010, Nord Anglia Education Limited, the British International School Shanghai and Ms. Tang entered into an agreement in respect of the buyout of any past and all future rights under her employment profit share agreement. This agreement was amended by the parties on 23 August 2010. Under the amended employment profit share buyout agreement, the Group agreed to

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

25    Related party transactions (Continued)

purchase any such past and all future rights under the employment profit share agreement in two tranches. The first payment tranche of $4.6 million (RMB 31.2 million) was made on 1 September 2010. The Group had accrued for a further $3.6 million for final payment on 31 December 2010. Thus an amount of $8.2 million was included in exceptional items. The payment was however delayed until 12 January 2011, thus incurring a late penalty fee and uplift in exchange rate between the RMB and US$, therefore the amount paid was $3.9 million.

        A completion fee was also paid to Ms Tang and her affiliates and to Ms Tang under each of the profit share agreement respectively, which was equal to the amount of profit share due under each such agreement for the fiscal year ending August 31, 2010 less any amounts that had been paid before completion. A charge equal to the completion fees totalling $2.9 million was made to the consolidated income statement in 2010.

        In addition to the above, the Group is obliged to pay deferred consideration in respect of the second tranche to the value of $1.3 million, of which 50% was payable within 30 days after 31 August 2011 and 50% is payable 30 days after 31 August 2012. Each of these payments is conditional upon Ms Tang still being employed by the British International School Shanghai at the relevant date. Ms Tang will however be entitled to the deferred consideration in the event the British International School Shanghai terminates her employment (other than for serious or gross misconduct or wilful neglect) at any time prior to 31 August 2012. The deferred consideration component can also be adjusted for specified variations in the $/Chinese renminbi exchange rate between 23 August 2010 and the date the payments are made. Thus for 31 August 2011 and 31 August 2012, the actual payment made was $0.7 million which is reflected in exceptional items.

        During the year ended 31 August 2014, a consultancy fee of $nil million (2013: $0.1 million; 2012: $0.3 million) was paid to a close family member of senior management for consultancy purposes.

26    Earnings/(loss) per share

        Basic earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year, which has been adjusted to retroactively reflect as outstanding in all periods the shares held by PEH (70.6 million ordinary shares), the parent, immediately prior to the initial public offering. During the year $32.1 million (2013—$14.9 million; 2012—$1.1 million) New preference shares were redeemed at the option of the Company. The amount paid on redemption was $61.6 million (2013—$138.7 million; 2012—$113.5 million) and the carrying value of the shares redeemed comprised $0.0 million (2013—$0.0 million; 2012—$0.0 million) of share capital and $61.6 million (2013—$138.7 million; 2012—$113.5 million) of associated share premium. The redemption premium paid to the preference shareholders, whom are in the non-controlling party, has been added to loss for the year available for equity shareholders.

        Diluted earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year adjusted for the effects of potentially dilutive options. The dilutive effect is

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

26    Earnings/(loss) per share (Continued)

calculated on the full exercise of all potentially dilutive ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2012			2013			2014
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Loss ($m)
Continuing operations	(37.4)		(37.4)	(23.3)		(23.3)	(90.4)		(90.4)
Preference share redemption premium	(1.3)		(1.3)	(1.6)		(1.6)	(0.4)		(0.4)

Total losses attributable to equity shareholders	(38.7)		(38.7)	(24.9)		(24.9)	(90.8)		(90.8)
Weighted average number of shares (millions)	74.0	—	74.0	74.0	—	74.0	85.1	—	85.1

Loss per share ($ per share)	(0.52)		(0.52)	(0.34)		(0.34)	(1.07)		(1.07)

27    Ultimate parent company

        Nord Anglia Education, Inc. is controlled by its immediate parent company Premier Education Holdings Limited by the virtue of owning 72.2% of its issued share capital.

        Nord Anglia Education, Inc is the largest and smallest group for which consolidated financial statements are prepared.

        The ultimate controlling party is Baring Private Equity Asia.

28    Subsequent events

        There were no material subsequent events.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information

Income Statements

		Predecessor	Successor
	Note	Period from 1 September 2011 to 13 December 2011 $m	Period from 14 December 2011 to 31 August 2012 $m	Year ended 31 August 2013 $m	Year ended 31 August 2014 $m
Revenue		—	—	—	—
Cost of sales		—	—	—	—

Gross profit		—	—	—	—
Selling, general and administrative expenses*		(0.0)	—	(0.1)	(3.0)
Depreciation		—	—	—	—
Amortisation		—	—	—	—
Impairment of goodwill		—	—	—	—
Exceptional items		(1.1)	(6.4)	(1.1)	(35.0)

Total selling, general and administrative expenses		(1.1)	(6.4)	(1.2)	(38.0)

Operating loss		(1.1)	(6.4)	(1.2)	(38.0)
Finance income		—	—	—	—
Finance expense*		(10.5)	(117.7)	(8.5)	(10.4)

Net financing expense		(10.5)	(117.7)	(8.5)	(10.4)

Loss before tax		(11.6)	(124.1)	(9.7)	(48.4)
Income tax*		0.2	—	—	—

Loss for the period		(11.4)	(124.1)	(9.7)	(48.4)

*
Fair value adjustments of $0.6 million and $0.2 million were made in the period from 1 September 2011 to 13 December 2011 to charge the finance expense and credit the income tax in relation to the fair valuation of the loan notes issued to the parent company and senior management.

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

Statements of Comprehensive Income

		Predecessor	Successor
	Note	Period from 1 September 2011 to 13 December 2011 $m	Period from 14 December 2011 to 31 August 2012 $m	Year ended 31 August 2013 $m	Year ended 31 August 2014 $m
Loss for the period		(11.4)	(124.1)	(9.7)	(48.4)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences		—	—	—	—

Other comprehensive income/(loss) for the period, net of income tax		—	—	—	—

Total comprehensive loss for the year		(11.4)	(124.1)	(9.7)	(48.4)

Attributable to:
Equity holders of the company		(11.4)	(124.1)	(9.7)	(48.4)

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

Balance Sheet
as at 31 August 2013 and 2014

	Note	2013 $m	2014 $m
Non-current assets
Investments	29b	332.1	538.3
Current assets
Trade and other receivables		1.3	14.6
Cash and cash equivalents		0.0	0.0

		1.3	14.6

Total assets		333.4	552.9

Current liabilities
Other interest-bearing loans and borrowings	29c	(1.1)	0.0
Trade and other payables		(1.5)	(134.3)

		(2.6)	(134.3)

Non-current liabilities
Other interest-bearing loans and borrowings	29c	(140.5)	0.0

Total liabilities		(143.1)	(134.3)

Net assets		190.3	418.6

Equity attributable to equity holders of the parent
Share capital		67.5	1.0
Share premium		256.5	597.1
Shareholder deficit		(133.7)	(179.5)

Shareholders' funds		190.3	418.6

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

Statements of Changes in Equity
for the period ended 13 December 2011 to 31 August 2012, year ended 31 August 2013 and 31 August 2014

Predecessor	Share capital $m	Share premium $m	Other reserves $m	Shareholders' deficit $m	Total shareholder equity $m
Balance at 1 September 2011	67.5	0.1	6.9	(84.2)	(9.7)
Total comprehensive loss for the period
Loss for the period	—	—	—	(11.4)	(11.4)

Balance at 13 December 2011	67.5	0.1	6.9	(95.6)	(21.1)

Successor
At 14 December 2011	—	—	—	—	—

Total comprehensive loss for the period
Loss for the period	—	—	—	(124.1)	(124.1)

Transactions with owners, recorded directly in equity
Issue of ordinary shares	2.3	—	—	—	2.3
Issue of preference shares	65.2	255.2	—	—	320.4

Total contributions by and distributions to owners	67.5	255.2	—	—	322.7

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	—	(124.1)	198.6
Total comprehensive loss for the year
Loss for the year	—	—	—	(9.7)	(9.7)

Transactions with owners, recorded directly in equity
Issue of preference shares	—	140.0	—	—	140.0
Preference shares redemption	—	(138.7)	—	—	(138.7)
Equity-settled share based payment transactions	—	—	—	0.1	0.1

Total contributions by and distributions to owners	—	1.3	—	0.1	1.4

Balance at 31 August 2013	67.5	256.5	—	(133.7)	190.3

Balance at 1 September 2013	67.5	256.5	—	(133.7)	190.3
Total comprehensive loss for the year
Loss for the year	—	—	—	(48.4)	(48.4)
Transactions with owners, recorded directly in equity
Proceeds from shares issued (see note 20*)	1.0	348.6	—	—	349.6
Issue of preference shares	0.0	3.8	—	—	3.8
Contribution from parent	0.0	14.5	—	—	14.5
Transaction costs recognised directly in equity	—	(29.6)	—	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	14.3
Distribution to parent	—	(15.0)	—	—	(15.0)
Equity-settled share based payment transactions (note 18*)	—	—	—	2.6	2.6

Total contributions by and distributions to owners	(66.5)	340.6	—	2.6	276.7
Balance at 31 August 2014	1.0	597.1	—	(179.5)	418.6

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

Cash Flow Statements
for the period ended 13 December 2011 and 31 August 2012, year ended 31 August 2013 and 31 August 2014

		Predecessor	Successor
	Note	Period from 1 September 2011 to 13 December 2011 $m	Period from 14 December 2011 to 31 August 2012 $m	Year ended 31 August 2013 $m	Year ended 31 August 2014 $m
Cash flows from operating activities
Loss for the period before taxation		(11.6)	(124.1)	(9.7)	(48.4)
Adjustments for:
Bond redemption expense		—	—	—	13.8
Bond issuance expense, net		—	6.5	—	—
Other non-cash item		—	(0.1)	—	—
Net debt waived		—	16.7	—	—
Net financial expense		10.5	101.0	8.5	10.4
Equity settled share-based payment expenses		—	—	0.1	2.6

		(1.1)	0.0	(1.1)	(21.6)
Increase in trade and other receivables		—	—	(0.4)	(5.3)
Increase in trade and other payables		1.1	—	—	161.0

Cash generated from operations		0.0	—	(1.5)	134.1

Payment of bond redemption expense		—	—	—	(13.8)
Interest paid		—	—	(6.6)	(9.4)
Tax paid		—	—	—	—

Net cash (used in)/generated from operating activities		—	—	(8.1)	110.9

Cash flows from investing activities
Investment in subsidiary		—	—	(133.4)	(206.2)
Acquisition of subsidiary		—	—	—	—

Net cash used in investing activities		—	0.0	(133.4)	(206.2)

Cash flows from financing activities
Proceeds from the issue of share capital, net		—	—	140.0	323.8
Proceeds from issue of 8.50% Senior PIK toggle notes		—	—	150.0	—
Repayment of borrowings		—	120.0	—	(150.0)
Payment of borrowing expenses		—	(6.5)	(9.8)	—
Distribution to parent					(15.0)
Share capital redemption		—	(113.5)	(138.7)	(63.5)

Net cash generated from financing activities		—	0.0	141.5	95.3

Net increase in cash and cash equivalents		0.0	0.0	0.0	0.0
Cash and cash equivalents at the beginning of period		0.0	—	0.0	0.0
Effect of exchange rate fluctuations on cash held		0.0	0.0	0.0	0.0

Cash and cash equivalents at 31 August		0.0	0.0	0.0	0.0

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

        Nord Anglia Education, Inc. was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

29a    Basis of preparation

        The parent company financial statements are prepared on the historical cost basis. The financial statements are presented in US Dollar ("$"), unless otherwise stated.

        The financial statements are prepared on a going concern basis. The shareholders' funds on as at 31 August 2014 shows net assets by $418.6 million (2013—$190.3 million).

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that Nord Anglia Education, Inc and its subsidiaries (together "the Group") has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2015 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2015 to assess the headroom available. This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

        The financial information is shown on a Predecessor and Successor basis for the reasons set out below.

Basis of preparation of the financial information for the period 1 September 2011 to 13 December 2011 (the "Predecessor" Company)

        The financial information for the period 1 September 20 11 to 13 December 20 11 represents the financial statements of Nord Anglia Education (UK) Holdings PLC (formerly Premier Education (UK) Holdco Limited).

Basis of preparation of the financial information for the period 14 December 2011 to 31 August 2012 and years ended 31 August 2013 and 31 August 2014 (the "Successor" Company)

        The financial information for the period 14 December 2011 to 31 August 2012, year ended 31 August 2013 and 31 August 2014 represents financial statements of Nord Anglia Education, Inc., referred to as the "Successor".

        On 20 February 2012, Premier Education Holdings Limited exchanged all of its senior and junior loan notes (inclusive of interest) and related party debts (inclusive of interest) in Premier Education (UK) Holdco Limited with Nord Anglia Education, Inc. senior and junior loan notes and related party debts with equivalent economic terms. The Nord Anglia Education, Inc. senior and junior loan notes were subsequently converted into preference shares. The share premium generated during the debt to equity exchange was $368.7 million which was equivalent to the carrying value of the debt at the time.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

29a    Basis of preparation (Continued)

        The transaction resulted in Premier Education (UK) Holdco Limited now being owned directly by Nord Anglia Education, Inc. On the 2 March 2012, following the passing of a special resolution, Premier Education (UK) Holdco Limited is now known as Nord Anglia Education (UK) Holdings PLC. The transaction was conducted with Premier Education Holdings Limited in their capacity as shareholder of the business and was therefore outside of the scope of IFRIC 19.

        The financial information has been separated by vertical lines on the face of the primary statements of the financial information to identify the different bases of preparation.

Investments

        In accordance with IAS 27, the Company accounts for its investments in subsidiaries and associates at cost.

        Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an impairment loss is recognised for the amount by which the carrying amount exceeds the recoverable amount, and the recoverable amount is the higher of value in use and fair value less costs to sell.

Borrowings and borrowing costs

        All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

29b    Investments

2013 $m
At 31 August 2012	198.6
Additions during the year	133.5

At 31 August 2013	332.1
Additions during the year	206.2

At 31 August 2014	538.3

        On 20 May 2013, the Company subscribed to 1 preference share with an aggregate nominal value of $1 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $133.4 million per share, for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2 in the Group financial statements).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

29b    Investments (Continued)

        On 6 December 2013, the Company subscribed to 2 ordinary shares with an aggregate nominal value of $2 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $4.5 million, for the funding of the Company's operating activities.

        On 31 March 2014, the Company subscribed to 1 ordinary share with an aggregate nominal value of $1 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $201.7 million per share, for the part settlement of the $325.0 million 10.25% senior secured notes issued on 28 March 2012 and the $165.0 million 10.25% senior secured notes issued on 26 June 2013.

        Investments represent 100% of the issued share capital of Nord Anglia Education (UK) Holdings PLC, a company incorporated in the United Kingdom. The principle activity of this subsidiary is that of a holding company.

        The Directors believe the carrying value of the investments is supported by their underlying net assets and future cash flows.

        Details of investments indirectly held by the Company are disclosed in note 12 of the consolidated financial statements.

29c    Financial liabilities—borrowings

Analysis of borrowings:	2013 $m	2014 $m
Current liabilities
Current portion of 8.50% Senior PIK toggle notes due 2018	1.1	—

Non-current liabilities
8.50% Senior PIK toggle notes due 2018	140.5	—

  Terms and debt repayment schedule

	Currency	Nominal interest rate	Year of maturity	Face value 2013 $m	Carrying amount 2013 $m	Face value 2014 $m	Carrying amount 2014 $m
8.50% Senior PIK toggle notes	US$	8.50%	2018	150.0	141.6	—	—

        All interest is settled by cash payments on the required date.

        On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the "PIK Notes") pursuant to an indenture dated 1 February 2013 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

        This is fully redeemed as of 14 April 2014 (see note 16*).

29d    Contingent liabilities

        The Company had no contingent liabilities at 31 August 2014 (2013: $nil).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014 (Continued)

29    Parent company financial information (Continued)

29e    Operating leases

        The Company had no operating leases at 31 August 2014 (2013: $nil).

29f    Capital commitments

        The Company had no capital commitments at 31 August 2014 (2013: $nil).

29g    Related party transactions

        There are no other related party transactions other than those disclosed in the Group accounts. Under IAS 24 the Company is exempt from disclosing transactions within wholly owned subsidiaries.

29h    Supplemental information

        The following reconciliations are provided as additional information to satisfy the schedule 1 SEC requirements for parent-only financial information:

		Predecessor	Successor
	Note	Period from 1 September 2011 to 13 December 2011 $m	Period from 14 December 2011 to 31 August 2012 $m	Year ended 31 August 2013 $m	Year ended 31 August 2014 $m
IFRS loss reconciliation
Parent only—IFRS loss for the period		(11.4)	(124.1)	(9.7)	(48.4)
Additional profit/(loss) if subsidiaries had been accounted for on the equity method of accounting as opposed cost		9.1	89.0	(13.6)	(42.0)

Consolidated IFRS loss for the period		(2.3)	(35.1)	(23.3)	(90.4)

IFRS equity reconciliation
Parent only—IFRS equity		—	198.6	190.3	418.6
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed cost		—	(154.8)	(170.3)	(224.5)

		—	43.8	20.0	194.1

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  Exhibit 99.1
CONTENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
CONSOLIDATED INCOME STATEMENT FOR THE THREE YEARS ENDED 31 AUGUST 2014
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE YEARS ENDED 31 AUGUST 2014
CONSOLIDATED BALANCE SHEET AS AT 31 AUGUST 2013 AND 2014
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE YEARS ENDED 31 AUGUST 2014
CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE YEARS ENDED 31 AUGUST 2014
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 AUGUST 2014